THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, BUT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                 File Pursuant To Rule 424(b)(3)
                                                       Registration No. 33-63855
                 SUBJECT TO COMPLETION, DATED DECEMBER 11, 2001
    PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 11, 2001

                                  $150,000,000

                                  [Ferro Logo]

                                % Senior Notes due 2008

                               ------------------

     The notes will mature on         , 2008. We will pay interest on the notes
semiannually on         and        of each year, commencing on         , 2002.
The notes will be our senior unsecured obligations and will rank equally with all our other senior unsecured indebtedness. We may redeem some or all of the notes at any time at a "make whole" price described in this prospectus supplement under the heading "Description of the Notes -- Redemption at the Option of the Company." There is no sinking fund for the notes.

                                                                  UNDERWRITING
                                                  PRICE           DISCOUNTS AND        PROCEEDS TO
                                                TO PUBLIC          COMMISSIONS            FERRO
                                            -----------------   -----------------   -----------------
Per Note..................................                  %                   %                   %
Total.....................................  $                   $                   $

     Delivery of the notes, in book-entry system form, will be made on or about
December   , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                  NATCITY INVESTMENTS, INC.
                                     TOKYO-MITSUBISHI INTERNATIONAL PLC

          The date of this prospectus supplement is December   , 2001.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
CAUTIONARY STATEMENTS................      i
SUMMARY..............................    S-1
USE OF PROCEEDS......................    S-7
CAPITALIZATION.......................    S-7
dmc(2) ACQUISITION...................    S-8
UNAUDITED PRO FORMA CONDENSED
  COMBINED STATEMENTS OF INCOME......   S-10
SELECTED FINANCIAL DATA..............   S-13

                                        PAGE
                                        ----
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................   S-14
BUSINESS.............................   S-21
DESCRIPTION OF THE NOTES.............   S-28
UNDERWRITING.........................   S-33
NOTICE TO CANADIAN RESIDENTS.........   S-35
LEGAL MATTERS........................   S-36

                                   PROSPECTUS

                                        PAGE
                                        ----
AVAILABLE INFORMATION................     i
INCORPORATION OF CERTAIN INFORMATION
  BY REFERENCE.......................     1
THE COMPANY..........................     2
USE OF PROCEEDS......................     2

                                        PAGE
                                        ----
RATIO OF EARNINGS TO FIXED CHARGES...     2
DESCRIPTION OF DEBT SECURITIES.......     3
PLAN OF DISTRIBUTION.................    10
LEGAL MATTERS........................    10
EXPERTS..............................    11

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                             CAUTIONARY STATEMENTS

     This prospectus supplement (including information incorporated by reference herein) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but rather are predictions and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our future financial condition or results of operations, objectives, plans, goals or future performance and business also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. In light of these risks and uncertainties, the forward-looking events might or might not occur. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements, and that could adversely affect our future financial performance, are described in our documents incorporated by reference herein and in the accompanying prospectus and include the following:

     - The current and future economic conditions in the United States and worldwide, including the effects of the September 11, 2001 terrorist attacks on the United States;

     - The continuing recessionary trends in all of our major markets, which are expected to impact sales negatively in most of our businesses through at least the fourth quarter and probably well into 2002;

     - The outcome of our efforts to integrate the dmc(2) businesses we recently acquired;

     - The risks related to fluctuating currency rates, changing raw material prices, changing legal, tax and regulatory requirements that affect our businesses and changing social and political conditions in the many countries in which we operate; and

     - Access to capital, primarily in the U.S. capital markets, and any restrictions placed on us by current or future financing arrangements.

The risks and uncertainties identified above are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations.

                                    SUMMARY

     This summary highlights certain information appearing elsewhere in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before purchasing the notes. For a more complete understanding of this offering, we encourage you to read the entire document and all documents incorporated by reference. Unless the context requires otherwise, references to "Ferro", "we", "us", or "our" refer collectively to Ferro Corporation and its consolidated subsidiaries, including the electronic materials, performance pigments and colors, glass systems, and Cerdec ceramics businesses (the "dmc(2) Businesses") of dmc(2) Degussa Metals Catalysts Cerdec AG ("dmc(2)") that we acquired on September 7, 2001 (the "dmc(2) Acquisition").

THE COMPANY

     We are a leading global producer of a diverse array of performance materials. We sell to a broad range of manufacturers in approximately 30 markets throughout the world. Our products are classified as performance materials, rather than commodities, because they are formulated to perform specific and important functions both in the manufacturing processes and in the finished products of our customers. Our performance materials require a high degree of technical service on an individual customer basis. The value of these performance materials stems from the results and performance they achieve in actual use. We apply certain core scientific expertise in organic chemistry, inorganic chemistry, polymer science and material science to develop coatings for ceramics and metal; materials for passive electronic components; pigments; enamels, pastes, and additives for the glass market; specialty plastic compounds and colors; and polymer additives.

     Our products are traditionally used in markets such as appliances, automotive, building and renovation, electronics, household furnishings, industrial products, pharmaceuticals, telecommunications and transportation. Our leading customers include major chemical companies, producers of multi-layer ceramic capacitors and manufacturers of tile, appliances and automobiles. Many customers, particularly in the appliance and automotive markets, purchase materials from more than one of our business units. Our customer base is also well-diversified both geographically and by end-market.

     The diversity of our products, customers, and end-markets serves to stabilize our ongoing financial results. After giving effect to the dmc(2) Acquisition, our pro forma revenues for the fiscal year ended 2000 and the nine months ended September 30, 2001 would have been $1,993 million and $1,416 million, respectively.

THE dmc(2) ACQUISITION

     On September 7, 2001, we purchased the dmc(2) Businesses for approximately $525 million in cash. To finance the dmc(2) Acquisition, replace our existing credit facilities and provide for ongoing working capital, we entered into new unsecured credit facilities providing for an aggregate of $860 million in commitments. The proceeds from this offering will be used to repay a portion of that indebtedness.

     The dmc(2) Businesses produce materials for passive electronic components; organic and inorganic pigments and colors for ceramics, plastic, and glass; enamels, pastes, and additives for the glass market; and ceramic coatings for structural ceramics and sanitaryware. The dmc(2) Businesses products are manufactured in 15 countries around the world and are used primarily in markets we traditionally serve.

     The dmc(2) Acquisition expands our geographic reach and enhances our product capabilities in three core businesses:

     - Electronic Materials -- The dmc(2) Acquisition more than doubles the sales of our electronic materials business and adds critical metals technology and manufacturing capabilities to this business, including manufacturing facilities in Europe and Japan (the largest electronics manufacturing market in the world);

     - Specialty Colors -- The dmc(2) Acquisition strengthens our technology and competitive presence in our high-margin specialty colors business; and

     - Tile Coatings -- The dmc(2) Acquisition complements our manufacturing capabilities in the tile business and broadens our presence in Asia and Southern Europe.

     In addition, the dmc(2) Acquisition provides an opportunity to realize significant manufacturing and operating efficiencies and cost savings by eliminating duplicate facilities, reducing overhead and capitalizing on raw material sourcing synergies.

COMPETITIVE STRENGTHS

     - Leading positions in markets served

      We have leading market positions in businesses that accounted for approximately 72% of our pro forma sales for the nine-month period ended September 30, 2001. For example, we are among the world's largest suppliers of ceramic glaze and color, porcelain enamel coatings, specialty colorants, powder coatings, and glass additives. We are a worldwide leader in the production of passive electronic materials, and we believe we are currently the only merchant manufacturer of all the primary components (electrodes, dielectrics, and termination pastes) of multi-layer capacitors. We also hold a leading market position in North America for PVC specialty additives and modifiers. Also, because of the diverse nature of our product lines, we believe that none of our competitors competes across all product lines in any one market segment.

     - Diverse geographic and customer base

      We have developed an extensive and geographically balanced manufacturing and sales network, domestically and abroad. During 2000, taking into account the dmc(2) Businesses, our sales to customers in the U.S. and Canada, Europe, Asia and Latin America would have represented 51%, 32%, 9% and 8%, respectively, of our sales. We sell our products to customers in approximately 30 markets, including appliances, automotive, building and renovation, electronics, household furnishings, industrial products, pharmaceuticals, telecommunications and transportation. Our global network gives us a key competitive advantage in meeting the technical service needs of our customers.

     - Broad technology portfolio

      In addition to our wide range of capabilities in chemistry, glass, ceramic and material sciences, we draw on a broad combination of core technological competencies. Our global expertise in particle engineering, formulation science, polymer technology, coatings technology, materials characterization, and processing has enabled us to provide timely and cost-effective solutions to our customers' materials needs, including, for example:

      - Ground-breaking applications of ink-jet technology for decorating tile;

      - Sophisticated dielectric materials for microelectronic components; and

      - Innovative plastics materials that provide low cost alternatives to traditional engineering polymers.

     - Strong senior management team with proven acquisition ability

      Members of our senior management team have been involved in the specialty chemicals industry for an average of 25 years. Our senior management team successfully consummated and integrated six acquisitions over the last four years, and led efforts that produced strong and sustainable cash flows and improved overall financial performance. Driven by a cost reduction and focused market strategy adopted by management in 1997, EBITDA grew from $151 million in 1996 to $192 million in 2000. Over the same period, cash flows from operations averaged $113 million per year. Cash flows from operations were $116 million in the nine months ended September 30, 2001.

      As of September 30, 2001, our executive officers and directors collectively owned approximately 3% of our common stock and together with our employees owned approximately 15% of our common stock.

                                  THE OFFERING

     The following summary contains basic information about this offering. It may not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents incorporated by reference.

Issuer........................   Ferro Corporation

Notes Offered.................   $150 million in aggregate principal amount of
                                      % Senior Notes due 2008.

Maturity Date.................                  , 2008.

Interest......................        % per annum, payable semiannually in
                                 arrears on          and           , commencing
                                           , 2002.

Ranking.......................   The notes will be our senior unsecured
                                 obligations and will rank equally with our other existing and future senior unsecured debt.

Optional Redemption...........   We may redeem any or all of the notes at any
                                 time, in whole or in part, in cash at a "make whole" price described in this prospectus supplement, plus accrued and unpaid interest to the date of redemption.

Denominations.................   $1,000 and integral multiples thereof.

Form..........................   Notes will be issued in book-entry form and
                                 will be represented by one or more global notes in fully registered form. Beneficial interests in global notes will be shown on, and transfers thereof will be effected through, records maintained by The Depository Trust Company and its participants. Any such beneficial interests may not be exchanged for notes in certificated form, except in the limited circumstances described in this prospectus supplement.

Settlement....................   Same-day -- immediately available funds.

Use of Proceeds...............   We will use the net proceeds of the notes to
                                 repay a portion of the capital markets term facility issued to fund the purchase price for the acquisition of the dmc(2) Businesses. See
                                 "Use of Proceeds" in this prospectus
                                 supplement.

No Limitations on
Indebtedness..................   The indenture governing the notes does not
                                 limit the amount of debt we may issue or provide holders any protection should we be involved in a highly leveraged transaction.

Certain Covenants.............   The indenture governing the notes contains
                                 covenants that, among other things, will limit our ability and the ability of certain of our subsidiaries to:

                                 - subject our principal properties to any
                                   mortgage or other encumbrance securing
                                   indebtedness unless the debt securities
                                   issued under the indenture, including the notes, are secured equally with such other indebtedness;

                                 - issue, assume or guarantee certain forms of
                                   secured indebtedness; and

                                 - engage in sale and lease-back transactions.

                                 These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of Debt Securities" in the accompanying prospectus.

Events of Default.............   Each of the following is an event of default
                                 under the indenture governing the notes:

                                 - our failure to pay principal of the notes
                                   when due;

                                 - our failure for 30 days to pay interest on
                                   the notes when due;

                                 - our failure to perform other covenants or
                                   warranties with respect to the notes for 90 days after receipt of notice of failure;

                                 - the occurrence of a default in respect of our
                                   debt or the debt of certain of our
                                   subsidiaries totaling $10 million or more in aggregate principal amount, resulting in the acceleration of such debt or due to the failure to pay such debt at maturity; and

                                 - certain events of bankruptcy, insolvency or
                                   reorganization.

                                 If any event of default occurs and is
                                 continuing, the trustee under the indenture or holders of at least 25% in aggregate principal amount of outstanding notes may declare the principal thereof immediately due and payable. See "Description of Debt Securities -- Events of Default" in the accompanying prospectus.

                             ADDITIONAL INFORMATION

     We are incorporated in the State of Ohio, and our executive offices are located at 1000 Lakeside Avenue, Cleveland, Ohio 44114. Our telephone number is
(216) 641-8580.

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table displays our summary financial data for the periods ended or as of the dates indicated. We derived certain of the historical data for the years ended 1998, 1999 and 2000 from our audited consolidated financial statements. We derived certain of the historical data for the nine-month periods ended September 30, 2000 and 2001 from our unaudited consolidated financial statements, which include all adjustments consisting of normal recurring adjustments that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The historical data for the results of operations for the nine months ended September 30, 2001 are not necessarily indicative of results that may be expected for any other interim period or for the full year ending December 31, 2001. The summary unaudited pro forma statement of operations data give effect to the dmc(2) Acquisition, the borrowing of funds under our credit facilities, the issuance of the notes, and the application of the net proceeds from this offering as described under "Use of Proceeds" as if they occurred on January 1, 2000. See "Unaudited Pro Forma Condensed Combined Statements of Income." The summary financial data should be read in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements incorporated by reference in this prospectus supplement. The pro forma results are not necessarily indicative of the results that would have occurred if the above transactions had been in effect on the dates indicated, or which may result in the future, and do not include any cost savings or other effects of our planned integration of the dmc(2) Businesses.

                                                         HISTORICAL                                      PRO FORMA
                               --------------------------------------------------------------   ----------------------------
                                                                         NINE MONTHS ENDED                      NINE MONTHS
                                     YEAR ENDED DECEMBER 31,               SEPTEMBER 30,         YEAR ENDED        ENDED
                               ------------------------------------   -----------------------   DECEMBER 31,   SEPTEMBER 30,
                                  1998         1999         2000         2000       2001(1)         2000           2001
                               ----------   ----------   ----------   ----------   ----------   ------------   -------------
                                                                            (UNAUDITED)                 (UNAUDITED)
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $1,361,844   $1,355,283   $1,447,284   $1,086,125   $1,091,193    $1,992,876     $1,416,075
Cost of sales................     997,583      976,877    1,053,220      788,122      822,773     1,451,443      1,057,216
Selling, administrative and
  general expenses...........     235,155      241,830      254,595      190,004      206,502       378,650        296,148
Other charges (income):
  Interest expense...........      15,284       18,343       24,925       17,885       24,016        71,674         52,603
  Foreign currency
    transactions.............        (944)      (1,561)      (2,422)      (2,124)     (17,477)       (2,422)       (17,681)
  Other
    income/expense -- net....       4,285        3,680          351        1,034        2,998        (1,670)         3,669
                               ----------   ----------   ----------   ----------   ----------    ----------     ----------
Income before taxes..........     110,481      116,114      116,615       91,204       52,381        95,201         24,120
Income tax expense...........      41,199       43,099       43,476       34,462       19,151        33,582          8,720
                               ----------   ----------   ----------   ----------   ----------    ----------     ----------
Net income...................      69,282       73,015       73,139       56,742       33,230        61,619         15,400
Dividend on preferred stock,
  net of tax.................       3,789        3,747        3,460        2,626        2,333         3,460          2,333
                               ----------   ----------   ----------   ----------   ----------    ----------     ----------
Net income available to
  common shareholders........  $   65,493   $   69,268   $   69,679   $   54,116   $   30,897    $   58,159     $   13,067
                               ==========   ==========   ==========   ==========   ==========    ==========     ==========
Diluted earnings per common
  share......................  $     1.67   $     1.85   $     1.92   $     1.49   $      .88    $     1.62     $      .38
                               ==========   ==========   ==========   ==========   ==========    ==========     ==========
OTHER DATA:
EBITDA(2)....................  $  168,887   $  182,958   $  191,892   $  146,435   $  123,126    $  242,825     $  141,601
Depreciation and
  amortization...............      43,122       48,501       50,352       37,346       46,729        75,950         64,878

                                                                     HISTORICAL
                                                               ----------------------
                                                               SEPTEMBER 30, 2001(1)
                                                               ----------------------
                                                                    (UNAUDITED)
                                                               (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................         $   33,989
Total assets................................................          1,749,931
Total debt (including short-term debt)......................            891,545
Shareholders' equity........................................            317,338

---------------

(1) Includes the results of operations of the dmc(2) Businesses from September 1, 2001.

(2) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is not a measure of operating income, operating performance or liquidity under generally accepted accounting principles
    (GAAP) in the United States. We include EBITDA because we understand it is used by some investors to determine a company's historical ability to service indebtedness, and because certain covenants in our borrowing arrangements are tied to similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP), as an indicator of our operating performance, or of cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. See the audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement for the cash used in and provided by operating activities.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering (after discounts to the underwriters and other transaction fees and expenses payable by us) will be approximately $148 million. We intend to use the net proceeds from this offering to repay a portion of the capital markets term facility due March 5, 2002 under our existing unsecured credit facilities. We have the right to extend this facility for an additional six months. The capital markets term facility bears interest, at our election, at a rate equal to (i) LIBOR plus 2% or (ii) the greater of the prime rate established by National City Bank, Cleveland, Ohio and the Federal funds effective rate plus 0.50%. The margins are subject to a 1% increase for the first month following the earlier of a downgrade in our index debt rating or the capital markets term facility actually remaining outstanding past its initial maturity date, plus additional increases of 0.50% for each additional month thereafter. The net proceeds from the capital markets term facility were used to pay a portion of the purchase price for the dmc(2) Businesses.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2001 on an actual basis, including the dmc(2) Acquisition, and as adjusted to give pro forma effect to this offering (after deducting the underwriting discounts and estimated offering expenses) and the application of the estimated proceeds as described under "Use of Proceeds" above. The table should be read in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this prospectus supplement and our consolidated financial statements incorporated by reference in this prospectus supplement.

                                                               SEPTEMBER 30, 2001
                                                             -----------------------
                                                               ACTUAL     PRO FORMA
                                                             ----------   ----------
                                                                   (UNAUDITED)
                                                             (AMOUNTS IN THOUSANDS)
Cash and cash equivalents..................................  $   33,989   $   32,489
                                                             ==========   ==========
Debt:
  Revolving credit agreements..............................  $  400,000   $  400,000
  Capital markets term facility............................     300,000      150,000
  7.125% Debentures due 2028...............................      54,443       54,443
  7.625% Debentures due 2013...............................      24,831       24,831
  8.00% Debentures due 2025................................      49,451       49,451
  7.375% Debentures due 2015...............................      24,949       24,949
  Other debt...............................................      37,871       37,871
  Notes offered hereby, net of unamortized discount........          --      148,500
                                                             ----------   ----------
     Total debt (including short-term debt)................     891,545      890,045
Total shareholders' equity.................................     317,338      317,338
                                                             ----------   ----------
Total capitalization.......................................  $1,208,883   $1,207,383
                                                             ==========   ==========

                               dmc(2) ACQUISITION

     On September 7, 2001, we acquired the electronic materials, performance pigments and colors, glass systems and Cerdec ceramics businesses of dmc(2) from OM Group, Inc., or OMG, which acquired all dmc(2) operations from Degussa AG on August 10, 2001. We paid approximately $525 million in cash for the dmc(2) Businesses.

     The purchase price for the dmc(2) Acquisition is subject to certain post-closing adjustments. The purchase price may be adjusted upward or downward to reflect net working capital changes from December 31, 2000 to August 31, 2001 and for net external debt and cash of the dmc(2) Businesses as of August 31, 2001.

     We are not a party to any of the agreements reached among OMG, Degussa and dmc(2) in connection with the sale of the dmc(2) operations to OMG. Except under exceptional circumstances, we do not have the right to bring claims directly against Degussa or dmc(2) for liabilities associated with the dmc(2) Businesses. OMG agreed, however, to share with us its rights and obligations under the purchase agreement and all other agreements it entered into with Degussa to the extent applicable to the businesses sold to us. We similarly agreed to comply with any restrictions or limitations imposed by the purchase agreement and all other agreements between OMG and Degussa with respect to the businesses sold to us. OMG is required, at our request, to enforce its rights or secure benefits under the purchase agreement with Degussa with respect to the businesses sold to us. This would include, for example, enforcing OMG's rights to indemnification from dmc(2) or Degussa for liabilities relating to the dmc(2) Businesses. Pursuant to our agreement with OMG, we agreed to reimburse OMG for expenses it incurred in taking these actions and to indemnify OMG for claims arising out of the dmc(2) Businesses during the period following OMG's purchase thereof from Degussa and our purchase thereof from OMG.

     The purchase agreement among OMG, Degussa and dmc(2) contains customary representations and warranties. However, OMG's ability to recover damages for breaches of the representations and warranties is subject to a number of limitations, including, but not limited to, the following:

     - OMG can assert claims under the purchase agreement only if the total amount of claims exceeds a minimum deductible of E10 million and, subject to certain exceptions, the aggregate amount of such claims does not exceed a cap of E300 million (which deductible and cap have each been allocated evenly between us and OMG).

     - If either OMG or Ferro makes indemnity claims in excess of E150 million, the purchase agreement between us contains an escrow provision that protects the other party's right to be reimbursed for its own indemnity claims up to E150 million. At the expiration of the escrow, any excess amounts will be distributed to the party that deposited such amounts, unless it is determined that the other party is entitled to be reimbursed for indemnifiable expenses from such deposits.

     - Damages cannot be recovered to the extent addressed in an adjustment to the purchase price, a specific reserve in dmc(2)'s balance sheet, by payments received by a third party or a tax benefit, or, in the case of damages arising out of environmental claims, if environmental clean-up is not required by applicable environmental laws.

     - OMG cannot receive consequential damages or damages for loss of profit.

     - Most claims for indemnification (other than claims relating to taxes or warranty of title) must be asserted by February 10, 2003.

     - OMG is required to assert environmental claims on our behalf. However, OMG can assert environmental claims only if the total amount of such claims exceeds a separate E10 million threshold. Upon exceeding such threshold, OMG is entitled to the entire claim amount, subject to a cost-sharing formula. The cost-sharing formula requires OMG to share an increasing percentage of costs over time, depending on when notice is given; accordingly, OMG is entitled to be reimbursed for 90% of claims asserted in the first year, 80% in the second year, 70% in the third year, 60% in the fourth year, 50% in the fifth year, 40% in the sixth year, 25% in the seventh year and 10% in the eighth year. We and OMG would be responsible for 100% of the cost of claims after year eight for our respective dmc(2) businesses. In respect of environmental claims associated with our businesses, we may be reimbursed to the extent of OMG's rights to indemnification, but would otherwise be responsible for paying our share of the cost-sharing percentage amounts listed above.

The exchange rate for euros was 0.8948 U.S. dollars per euro as of December 6, 2001.

     For a period of two years from the date the dmc(2) Businesses were transferred to us, we agreed not to hire any employees of the businesses retained by OMG, and OMG agreed not to hire any employees of the dmc(2) Businesses. For a period of five years after the closing date of the dmc(2) Acquisition, we and OMG have agreed not to develop, produce, market or sell any products of, or services substantially similar to those products and services sold by, the other party as of the date of the closing.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

     The following unaudited pro forma condensed combined statements of income have been prepared in accordance with U.S. GAAP. These financial statements give effect to (1) the dmc(2) Acquisition and the borrowing of funds under our new credit facilities to finance the dmc(2) Acquisition and meet our working capital needs and (2) the sale of the notes and the application of proceeds as set forth in "Use of Proceeds" (the "Refinancing"). The unaudited pro forma condensed combined statements of income reflect adjustments as if the dmc(2) Acquisition and the Refinancing had occurred on January 1, 2000. These unaudited pro forma condensed combined statements of income should be read in conjunction with the historical financial statements and related notes of Ferro and the dmc(2) Businesses incorporated by reference into this prospectus supplement. The unaudited pro forma condensed combined statements of income include preliminary estimates with respect to the allocation of the purchase price and other assumptions that management believes are reasonable. The pro forma results are not necessarily indicative of the results that would have occurred if the above transactions had been in effect on the dates indicated, or which may result in the future, and do not include any cost savings or other effects of our planned integration of the dmc(2) Businesses.

                               FERRO CORPORATION
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 2000

                                                                                                            PRO FORMA
                                        FERRO        DMC(2)      ACQUISITION    PRO FORMA    REFINANCING       FOR
                                      HISTORICAL   HISTORICAL    ADJUSTMENTS     COMBINED    ADJUSTMENTS   REFINANCING
                                      ----------   ----------   --------------  ----------   -----------   -----------
                                                       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...........................  $1,447,284    $545,592    $     --        $1,992,876     $   --      $1,992,876
Cost of sales.......................   1,053,220     395,223       3,000 (a,b)   1,451,443         --       1,451,443
Selling, administrative and general
  expenses..........................     254,595     132,555      (8,500 )(c)      378,650         --         378,650
Other charges (income):
  Interest expense..................      24,925       9,403      36,646 (d,e)      70,974        700(g)       71,674
  Foreign currency transactions.....      (2,422)         --          --            (2,422)        --          (2,422)
  Other income/expense -- net.......         351      (2,021)         --            (1,670)        --          (1,670)
                                      ----------    --------    --------        ----------     ------      ----------
Income (loss) before taxes..........     116,615      10,432     (31,146 )          95,901       (700)         95,201
Income tax expense (benefit)........      43,476       4,756     (14,400 )(f)       33,832       (250)(h)      33,582
                                      ----------    --------    --------        ----------     ------      ----------
Net income (loss)...................      73,139       5,676     (16,746 )          62,069       (450)         61,619
Dividend on preferred stock, net of
  tax...............................       3,460          --          --             3,460         --           3,460
                                      ----------    --------    --------        ----------     ------      ----------
Net income (loss) available to
  common shareholders...............  $   69,679    $  5,676    $(16,746 )      $   58,609     $ (450)     $   58,159
                                      ==========    ========    ========        ==========     ======      ==========
Weighted average number of common
  shares outstanding................      34,561                                    34,561                     34,561
Net income per common share.........  $     2.02                                $     1.70     $(0.02)     $     1.68
                                      ==========                                ==========     ======      ==========
Weighted average number of common
  shares outstanding -- assuming
  dilution..........................      37,664                                    37,664                     37,664
Net income per common share --
  assuming dilution.................  $     1.92                                $     1.63     $(0.01)     $     1.62
                                      ==========                                ==========     ======      ==========

                               FERRO CORPORATION
           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                      NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                                                             PRO FORMA
                                         FERRO        DMC(2)      ACQUISITION    PRO FORMA    REFINANCING       FOR
                                       HISTORICAL   HISTORICAL    ADJUSTMENTS     COMBINED    ADJUSTMENTS   REFINANCING
                                       ----------   ----------   --------------  ----------   -----------   -----------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............................  $1,091,193    $324,882    $     --        $1,416,075     $    --     $1,416,075
Cost of sales........................     822,773     233,843         600 (a)     1,057,216          --      1,057,216
Selling, administrative and general
  expenses...........................     206,502      93,896      (4,250 )(c)      296,148          --        296,148
Other charges (income):
  Interest expense...................      24,016       5,111      20,478 (d,e)      49,605       2,998(g)      52,603
  Foreign currency transactions......     (17,477)       (204)         --           (17,681)         --        (17,681)
  Other income/expense -- net........       2,998         671          --             3,669          --          3,669
                                       ----------    --------    --------        ----------     -------     ----------
Income (loss) before taxes...........      52,381      (8,435)    (16,828 )          27,118      (2,998)        24,120
Income tax expense (benefit).........      19,151        (427)     (8,904 )(f)        9,820      (1,100)(h)      8,720
                                       ----------    --------    --------        ----------     -------     ----------
Net income (loss)....................      33,230      (8,008)     (7,924 )          17,298      (1,898)        15,400
Dividend on preferred stock, net of
  tax................................       2,333          --          --             2,333          --          2,333
                                       ----------    --------    --------        ----------     -------     ----------
Net income (loss) available to common
  shareholders.......................  $   30,897    $ (8,008)   $ (7,924 )      $   14,965     $(1,898)    $   13,067
                                       ==========    ========    ========        ==========     =======     ==========
Weighted average number of common
  shares outstanding.................      34,217                                    34,217                     34,217
Net income per common share..........  $     0.90                                $     0.44     $ (0.06)    $     0.38
                                       ==========                                ==========     =======     ==========
Weighted average number of common
  shares outstanding -- assuming
  dilution...........................      37,081                                    34,564                     34,564
Net income per common share --
  assuming dilution..................  $     0.88                                $     0.43     $ (0.05)    $     0.38
                                       ==========                                ==========     =======     ==========

                               FERRO CORPORATION
      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

NOTE 1 -- BASIS OF PRESENTATION

     The unaudited pro forma condensed combined statements of income for the year ended December 31, 2000 and nine months ended September 30, 2001 have been prepared assuming the dmc(2) Acquisition and the Refinancing had occurred on January 1, 2000. The dmc(2) Acquisition is more fully described in Item 2 and
Exhibit 2 to our Current Report on Form 8-K previously filed with the SEC on September 21, 2001.

     The historical statements of the dmc(2) Businesses, which are contained in
Item 7(a) of our Current Report on Form 8-K/A-2 filed with the SEC on December 10, 2001, are denominated in German marks and have been prepared in accordance with German GAAP. As explained in the notes to the historical financial statements of the dmc(2) Businesses contained in the Current Report on Form 8-K/A-2 filed with the SEC on December 10, 2001, German GAAP varies in certain significant respects from U.S. GAAP. The amounts shown for the dmc(2) Businesses in the unaudited pro forma condensed combined statements of income have been derived from the following statements of the dmc(2) Businesses (as adjusted to give effect to the difference between German GAAP and U.S. GAAP): income statement for the year ended December 31, 2000 and the unaudited income statement for eight months ended August 31, 2001. The income statement of the dmc(2) Businesses for the one month ended September 30, 2001 is included in the Ferro historical period for the nine months ended September 30, 2001. In addition, the amounts are presented in U.S. dollars using average exchange rates of .4722 U.S. dollars per German mark for the year ended December 31, 2000, and
 .4540 U.S. dollars per German mark for the eight months ended August 31, 2001.

NOTE 2 -- PRO FORMA ADJUSTMENTS

a. Adjustment results from an increase in the depreciation expense of $8 million related to the estimated fair value adjustment for the properties, plants and equipment acquired using the straight line method over an estimated average remaining useful life of ten years. The estimated fair value adjustment reflects preliminary estimates with respect to the allocation of the purchase price and other assumptions which management believes are reasonable.

b. Adjustment results from a $2 million increase to recognize the fair value of inventory at acquisition.

c. Adjustment eliminates amortization of goodwill in historical statements of the dmc(2) Businesses under provisions of Financial Accounting Standards Board Statement No. 142 "Goodwill and Other Intangible Assets."

d. Adjustment eliminates the interest expense related to debt not assumed in the acquisition.

e. Adjustment recognizes additional interest expense on acquisition debt at variable interest rates. The weighted average variable interest rates used on the acquisition debt was 8.53% and 6.34% for the year-ended December 31, 2000 and nine-month period ended September 30, 2001, respectively.

f. Adjustment recognizes income tax effects on above adjustments at the effective tax rate of the company in the case of item e and at the effective tax rate of the dmc(2) Businesses in the case of items a, b and d. Item c is not taxable for income tax purposes.

g. Adjustment recognizes additional interest expense related to the sale of the notes offered hereby and eliminates interest expense related to the reduction of the capital markets term facility.

h. Adjustment recognizes income tax effects on above adjustment item g at our effective tax rate.

                            SELECTED FINANCIAL DATA

     The following table sets forth our selected historical financial data for each of the years in the five-year period ended December 31, 2000 and for the nine-month periods ended September 30, 2000 and 2001. We derived certain of our selected historical financial data from our audited consolidated financial statements for the years ended December 31, 1996, 1997, 1998, 1999 and 2000. We derived certain of the selected historical financial data for the nine-month periods ended September 30, 2000 and 2001 from our unaudited consolidated financial statements, which include all adjustments consisting only of normal recurring adjustments that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the nine months ended September 30, 2001 are not necessarily indicative of results that may be expected for any other interim period or for the full year ending December 31, 2001. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements incorporated by reference in this prospectus supplement. The following selected historical data does not reflect the operations of the dmc(2) Businesses except for the month of September 2001. For more information on the pro forma effect of the dmc(2) Businesses on our prior operations, see "Unaudited Pro Forma Condensed Combined Statements of Income."

                                                                                                             NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                         --------------------------------------------------------------   -----------------------
                                            1996         1997         1998         1999         2000         2000       2001(4)
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                                (UNAUDITED)
                                                         (AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $1,355,685   $1,381,280   $1,361,844   $1,355,283   $1,447,284   $1,086,125   $1,091,193
Cost of sales..........................   1,023,401    1,028,069      997,583      976,877    1,053,220      788,122      822,773
Selling, administrative and general
  expenses.............................     226,518      233,674      235,155      241,830      254,595      190,004      206,502
Realignment charge.....................          --      152,790           --           --           --           --           --
Other charges (income):
  Interest expense.....................      13,031       12,163       15,284       18,343       24,925       17,885       24,016
  Foreign currency transactions........        (812)      (2,246)        (944)      (1,561)      (2,422)      (2,124)     (17,477)
  Other income/expense -- net..........       5,340        5,300        4,285        3,680          351        1,034        2,998
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) before taxes.............      88,207      (48,470)     110,481      116,114      116,615       91,204       52,381
Income tax expense (benefit)...........      33,621      (11,193)      41,199       43,099       43,476       34,462       19,151
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)......................      54,586      (37,277)      69,282       73,015       73,139       56,742       33,230
Dividend on preferred stock, net of
  tax..................................       3,735        3,757        3,789        3,747        3,460        2,626        2,333
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss) available to common
  shareholders.........................  $   50,851   $  (41,034)  $   65,493   $   69,268   $   69,679   $   54,116   $   30,897
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
RETURN ON AVERAGE SHAREHOLDERS'
  EQUITY:..............................        14.2%          --         24.9%        25.2%        24.1%        25.4%        14.1%
PER COMMON SHARE DATA:(1)
  Diluted earnings (loss)..............  $     1.21   $    (1.08)  $     1.67   $     1.85   $     1.92   $     1.49   $     0.88
  Cash dividends.......................        0.39         0.43        0.495         0.55         0.58         0.44         0.44
BALANCE SHEET DATA:
Current assets.........................     416,522      427,030      451,128      490,529      443,228      459,123      640,238
Current liabilities....................     252,333      277,707      282,556      337,633      365,095      358,427      462,289(2)
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Working capital......................     164,189      149,323      168,572      152,896       78,133      100,696      177,949(2)
Net property, plant and equipment......     307,383      240,180      272,735      330,393      425,728      383,551      583,548
Total assets...........................     870,468      785,679      849,165      971,750    1,127,005    1,034,193    1,749,931
Long-term debt, excluding current
  portion..............................     105,308      102,020      156,283      236,794      350,781      280,866      857,440(2)
Shareholders' equity...................     384,204      273,151      283,261      296,995      309,158      299,130      317,338
OTHER DATA:
Capital expenditures...................  $   46,655   $   45,129   $   60,274   $   76,244   $   65,405   $   37,398   $   34,959
Depreciation and amortization..........      49,635       44,975       43,122       48,501       50,352       37,346       46,729
EBITDA(3)..............................     150,873        8,668      168,887      182,958      191,892      146,435      123,126
Cash flow from operations..............     111,572      130,283       80,031      127,155      114,451       73,915      116,084
Ratio of earnings to fixed
  charges(5)...........................        6.52x          --         6.85x        6.17x        5.13x        5.52x        2.95x

---------------

(1) Diluted earnings per share are based on a weighted average of common shares outstanding and reflect the potential dilution of earnings per share, assuming that certain stock options whose exercise price is less than the average market price for the stock are exercised and that convertible preferred shares are converted into common shares. Book value is based on outstanding common shares and net worth at the end of the year. Outstanding common shares and per share data are adjusted to reflect the 3-for-2 stock split in November 1997.

(2) The capital markets term facility is excluded from current liabilities and working capital and included in long-term debt.

(3) EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. EBITDA is not a measure of operating income, operating performance or liquidity under GAAP. We include EBITDA because we understand it is used by some investors to determine a company's historical ability to service indebtedness, and because certain covenants in our borrowing arrangements are tied to similar measures. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income (as determined in accordance with GAAP), as an indicator of our operating performance, or of cash flows from operating activities (as determined in accordance with GAAP), or as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. See the audited consolidated financial statements and related notes incorporated by reference in this prospectus supplement for the cash used in and provided by operating activities.

(4) Includes the results of operations of the dmc(2) Businesses from September 1, 2001.

(5) The ratio of earnings to fixed charges has been calculated by dividing (i) income before income taxes plus fixed charges by (ii) fixed charges. Fixed charges are equal to interest expense (including amortization of deferred financing costs), plus the portion of rent expense estimated to represent interest. Earnings were insufficient to cover fixed charges by $49 million for the year ended December 31, 1997.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with the historical audited consolidated financial statements and the related notes incorporated by reference in this prospectus supplement.

OVERVIEW

     In early 1999, management adopted strategies to create profitable growth and expand on our market leadership positions. In the three-year period ending in 2001, we completed six acquisitions and divested one business, and allocated resources among the businesses with an emphasis on generating profitable growth. An important element in executing these strategies was the acquisition of the dmc(2) Businesses on September 7, 2001. We expect this transaction to contribute significantly to repositioning our portfolio towards higher growth businesses, solidifying our leading market position in core businesses and furthering our geographic diversity.

     With the completion of the dmc(2) Acquisition in 2001 and with weaker economic conditions emerging throughout the year, all of our businesses have focused on cost reduction and cash flow generation. As a result, cash flows generated from operations have totaled $116 million in the nine months ended September 30, 2001, an increase of 57.1% compared to the comparable 2000 period. This has allowed us to reduce borrowings by approximately $45 million in 2001, before considering the dmc(2) Acquisition, despite the weakening economic conditions and the resulting reduction of earnings in the period.

     In light of the ongoing macroeconomic conditions, we do not anticipate that the markets for our products will recover to previous levels in the near future. Accordingly, all of our businesses, including the dmc(2) Businesses, have implemented - and are continuing to implement - aggressive cost containment measures. However, due primarily to the events of September 11, 2001, we expect insurance costs to increase, and due to the performance of the equity markets over the past year, we expect costs associated with pension plans to increase as well. Since the date of the acquisition, we have continued our efforts to aggressively manage working capital and maximize cash flows to mitigate, in part, the impact of economic conditions on results of operations. In the near term, our primary focus will be to capitalize on the synergies available from integrating the dmc(2) Businesses with their Ferro counterparts. We believe that significant cost savings can be achieved through eliminating duplicate facilities, reducing overhead and capitalizing on raw material sourcing synergies. We expect that ongoing efforts to integrate the dmc(2) Businesses will likely result in severance and plant consolidation charges over the next several quarters.

     Factors that could adversely affect our future financial performance include deteriorating economic conditions over the near term and possible delayed economic recovery, increasing raw material prices, unfavorable currency rate fluctuations and unexpected problems in integrating the dmc(2) Businesses.

RESULTS OF OPERATIONS

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

     Sales for the nine months ended September 30, 2001 were $1,091 million compared with $1,086 million for the nine months ended September 30, 2000. Sales for the 2001 period were aided by acquisition growth, including the acquisition of the dmc(2) Businesses in September 2001. Excluding acquisitions, sales would have declined. Sales were adversely affected by widespread weakness in the United States durable goods and construction markets, and in the worldwide electronic materials markets as well as declines in certain currencies compared to the U.S. dollar.

     Gross margins as a percent of sales were 24.6% compared with 27.4% for the 2000 period. Lower gross margins were a result of sales declines in the United States, an inventory reduction program that reduced capacity utilization, higher energy costs, charges related to employment cost reduction programs, and integration and inventory costs related to the dmc(2) Acquisition.

     Selling, administrative and general expenses were $207 million, or 18.9% of sales, compared with $190 million, or 17.5% of sales, for the 2000 period. Selling, administrative and general costs associated with acquisitions made during the past year, severance costs related to employment cost reduction programs and integration costs resulted in higher expenses during the 2001 period.

     Interest expense for the 2001 period increased as compared to the corresponding 2000 period due to additional acquisition debt, partially offset by declines in variable interest rates and by reductions in debt made during the 2001 period, before considering the impact of the dmc(2) Acquisition.

     During the second quarter of 2001, forward contracts were initiated for purposes of mitigating the effects of currency movements on the cash flow requirements of the dmc(2) Acquisition. Subsequent strengthening of the euro resulted in the realization of approximately $17 million in foreign currency gains from the closing of the contracts during the third quarter of 2001.

     Diluted earnings per share were $0.88 for the 2001 period, down from $1.49 for the 2000 period. The lower earnings per share reflect the weakening economic conditions throughout 2001, particularly in the United States.

     Segment Results. For the first nine months of 2001, sales in the Coatings segment were $643 million, compared with sales of $664 million for the 2000 period, a decline of 3.3%. Growth from acquisitions was offset by lower volume in North America and weakness early in the year of the euro versus the U.S. dollar. Foreign currency translation reduced segment sales by $17 million in the 2001 period versus the corresponding 2000 period. Segment income was $53 million compared with $77 million reported in the 2000 period. Lower segment earnings were a result of lower volumes in the United States, weakening of the euro and reduced capacity utilization in connection with our inventory reduction programs.

     Performance Chemicals sales were $449 million, up 6.3% from sales of $422 million for the 2000 period. Acquisitions completed in 2000 were the primary driver of the higher sales for the 2001 period. Segment income was $31 million compared with $43 million for the 2000 period. The decline in earnings reflects lower capacity utilization and volumes in the United States durable goods and construction markets.

     Geographic Sales. Sales in the United States were $614 million for the 2001 period, compared with $644 million for the 2000 period, a decline of 4.7%. The sales decline reflects the general slowing of the United States economy. International sales were $477 million for the 2001 period, compared with $442 million for the 2000 period. International sales growth was aided by acquisitions and volume growth in Europe and Asia, but was partially offset by the negative impact of currency translation of $21 million.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2000 AND 1999

     Consolidated net sales of $1,447 million for 2000 increased 6.8% compared with 1999 net sales. The increase in sales was led by strong volume improvement of 11.2%. More than a third of the volume growth came from existing businesses and the rest from acquisitions. This volume growth, combined with slightly positive price and mix of products sold, was enough to offset the impact of foreign currency translation and divestitures. The strengthening of the U.S. dollar against foreign currencies reduced sales by 4.2% during 2000, or $56 million. Divestitures also reduced sales by 1.0%, which included the mid-year sale of the Pyro-Chek(R) flame retardant business.

     Gross margin as a percent of sales was 27.2% compared with 27.9% in 1999. Increases in raw material and energy costs reduced margins during the year. Petroleum-based raw materials, such as polypropylene and polystyrene, increased significantly in 2000. Additionally, due to weaker European currencies, U.S. dollar-based raw materials purchased in Europe increased costs in the region.

     Selling, administrative and general expenses increased to $255 million compared with $242 million in 1999, primarily due to acquisitions completed in 1999 and 2000. Selling, administrative and general expenses as a percentage of sales declined to 17.6% compared with 17.8% in 1999.

     The increase in interest expense from $18 million in 1999 to $25 million in 2000 is attributable to the funding of five acquisitions completed over the prior two years.

     Foreign currency gains, which vary depending on relative changes in exchange rates, were $2 million in 2000. These represent gains on option contracts used to offset the effect of changes in currency rates on the earnings of selected foreign subsidiaries.

     Other expense declined in the year 2000 due to gains on the sale of assets and the Pyro-Chek(R) flame retardant business and lower other expenses.

     Net income remained constant at $73 million in 2000 compared with 1999. Diluted earnings per share increased by 3.8% to $1.92 compared with $1.85 in 1999 and was a record for the company at that time. The increase in earnings per share in part reflects shares repurchased over the past two years.

     Segment Results. Coatings segment sales were $879 million, an increase of 8.4% compared with 1999. Sales increased on volume improvement, driven by the tile and electronic materials businesses, and from acquisitions. The segment also recorded strong growth in international operations. Offsetting this growth was the effect of a stronger U.S. dollar versus foreign currencies. Negative foreign currency translation reduced sales by more than 5%, or $45 million, in the Coatings segment. Coatings segment income increased 5.6% to $100 million compared with $94 million in 1999. The improvement in segment income was driven primarily by the electronic materials business, and was partially offset by foreign currency translation, higher energy costs and the effect of U.S. dollar-based raw material purchases in Europe.

     Performance Chemicals sales were $569 million, 4.4% higher than in 1999. Acquisitions made the most significant contribution to the sales improvement. The Performance Chemicals segment made two acquisitions in 2000. The contribution from acquisitions was partially offset by negative foreign currency translation and the sale of the Pyro-Chek(R) flame retardant business. Performance Chemicals segment income was $55 million compared with $59 million in 1999. The decline in segment income was primarily due to the impact of higher raw material costs in the plastics business. Higher energy costs also impacted segment income.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999 AND 1998

     Consolidated net sales of $1,335 million for 1999 were 0.5% lower than 1998. The increase in sales volume was led by strong improvement in the tile, electronic materials and plastics businesses. Acquisitions made during 1999 also contributed strongly to sales. Increased volumes and acquisitions combined added 5.5% to sales. Offsetting increased volumes was a decline in selling prices in correlation with a decline in raw material costs. Additionally, the strengthening of the U.S. dollar against foreign currencies reduced sales by 2.0% during 1999 while divestitures had a modest impact in reducing sales.

     Gross margins improved from 26.7% in 1998 to 27.9% in 1999. The major contributions to gross margin expansion came from a better mix of products sold and manufacturing efficiencies from productivity improvement initiatives. Lower raw material costs and acquisitions also contributed to margin improvement.

     Selling, administrative and general expenses increased to $242 million, or 17.8% of sales, compared with $235 million, or 17.3% of sales, in 1998, primarily due to acquisitions completed in 1999.

     The increase in interest expense from $15 million in 1998 to $18 million in 1999 was primarily attributable to the funding of two acquisitions made in 1999.

     Foreign currency gains, which vary depending on relative changes in exchange rates, were $2 million in 1999 compared with $1 million in 1998.

     Net income increased to $73 million compared with $69 million in 1998. Diluted earnings per share increased by 10.8% to $1.85 compared with $1.67 in 1998. The increase in earnings per share in part reflects shares repurchased over the prior two years.

     Segment Results. Coatings segment sales were $810 million, 0.9% lower than in 1998. Volume improvement for the segment was driven by increases in the tile and electronic materials businesses. Acquisitions also made a strong contribution to sales, in particular the TAM Ceramics Incorporated (TAM) acquisition in electronic materials, which was completed in July 1999. Offsetting these improvements were lower selling prices, which correlated with a decline in the underlying price of major raw materials, and the effect of the stronger U.S. dollar. The Coatings segment is our most international segment. Negative foreign currency translation and price and mix of products sold combined reduced sales by just over $50 million for the year. Coatings segment income increased 5.5% compared with 1998, to $94 million. Significant gross margin improvement, driven by a combination of manufacturing efficiencies and improvement in the mix of products sold, was the main factor contributing to the improvement in segment income. The electronic materials business was particularly strong and included the contribution of the TAM acquisition. The Coatings segment has benefited the most from plant consolidation and has increased sales of higher-margin products by concentrating on new product development.

     Performance Chemicals segment sales were $545 million compared with $544 million in 1998. Solid overall volume improvement was driven primarily by the acquisition of Advanced Polymer Compounding (APC) in March 1999 and by strong volume improvements in the domestic plastic compounding business. This was offset by negative foreign currency translation, lower selling prices related to the decline in raw material prices and lower sales in the petroleum additives business. Performance Chemicals segment income remained constant at $59 million in 1999 compared to 1998. The increase in segment income was driven primarily by the plastics business, which increased margins through a combination of new products, improved manufacturing efficiencies, lower costs for raw materials and the contribution of the APC acquisition. This was offset by the negative impact of foreign currency translation and significantly reduced sales and profits in the segment's petroleum additives business.

LIQUIDITY AND CAPITAL RESOURCES

     Our liquidity requirements include capital investments, working capital requirements, acquisitions, and debt service. We expect to be able to meet our working capital requirements, capital investment, and debt service requirements from cash and cash equivalents, cash flow from operations and use of our credit facilities or long-term borrowings. We have $560 million in revolving credit facilities, of which $400 million was outstanding as of September 30, 2001. We also have a universal shelf registration statement on file with the Securities and Exchange Commission pursuant to which up to $245 million of various types of debt or equity securities, to be reduced by the proceeds of this offering, may be issued.

     Net cash provided by operating activities for the nine months ended September 30, 2001 was $116 million, compared to the $74 million for the nine months ended September 30, 2000. The increase in cash flows reflects substantial reductions in receivables and inventories during the 2001 period. Cash used for investing activities was $541 million in the 2001 period (including $509 million for acquisitions) and $151 million in the 2000 period (including $114 million for acquisitions/divestitures). Net cash provided by financing activities was $458 million in the 2001 period compared to $99 million in the 2000 period. The increase in 2001 reflects the financing of the dmc(2) Acquisition.

     Net cash provided by operating activities was $114 million in 2000 compared with the $127 million recorded in 1999. The decrease in cash provided by operating activities was due primarily to changes in current assets and current liabilities. Net cash used for investing activities was $282 million in the 2000 period compared with $192 million in 1999. The increase in investing activities was primarily due to net acquisition/divestiture activity in 2000. Net cash provided by financing activities was $162 million in 2000 compared with $59 million provided in 1999. The change in net cash from financing activities was principally due to an asset securitization completed during the last half of 2000.

     In connection with the dmc(2) Acquisition, we entered into new unsecured senior credit facilities to fund the acquisition, pay off certain borrowings under our former revolving credit facility and provide for our ongoing working capital and other financing requirements. The new credit facilities include (1) a $373 million five-year revolving credit facility, (2) a $187 million 364-day revolving credit facility and

(3) a $300 million capital markets 180-day term loan facility. At our option, the borrowings under the revolving credit facilities bear interest at a rate equal to (1) the London Interbank Offered Rate adjusted for eurocurrency reserve requirements ("LIBOR") or (2) the greater of the prime rate established by National City Bank, Cleveland, Ohio and the Federal funds effective rate plus 0.50% (collectively referred to under the credit facilities as the "Prime Rate"); plus, in each case, applicable margins based upon a combination of our index debt rating and the ratio of our total debt to EBITDA (as defined in the credit facilities). The capital markets term facility bears interest, at our option, at a rate equal to (1) LIBOR plus 2% or (2) the Prime Rate.

     Our obligations under the credit facilities are not secured and are unconditionally guaranteed, jointly and severally, by Ferro Electronic Materials, Inc. and Ferro Pfanstiehl Laboratories, Inc., both of which are domestic wholly-owned subsidiaries. Although our credit facilities are unsecured, if our debt ceases to be rated as investment grade by either Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Rating Group ("S&P"), we and our material subsidiaries must grant security interests in our principal manufacturing properties, pledge 100% of the stock of our domestic material subsidiaries and pledge 65% of the stock of foreign material subsidiaries, in each case, in favor of our lenders under such facilities. In that event, liens on our principal domestic manufacturing properties and the stock of our domestic subsidiaries will be shared with the holders of our senior notes (including the notes offered in this prospectus supplement) and trust notes and trust certificates issued under our asset defeasance program.

     Our credit facilities contain customary operating covenants that limit our ability to engage in certain activities, including acquisitions. Several of our covenants contain additional restrictions based upon the ratio of our total debt to EBITDA (as defined in the credit facilities) or in the event our debt ceases to be rated investment grade by either Moody's or S&P. The credit facilities also contain financial covenants relating to minimum fixed charge coverage ratios over certain periods of time. Our ability to meet these covenants in the future may be affected by events beyond our control, including prevailing economic, financial and market conditions. A breach or failure to comply with any of these covenants could result in a default under our credit facilities and the indentures governing our notes.

     Our level of debt and debt service requirements could have important consequences for our businesses, including requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness. This could reduce the availability of cash flow to fund working capital, capital expenditures, research and development efforts, acquisitions and other general corporate purposes. We are committed to reducing promptly the indebtedness outstanding under our credit facilities with the proceeds of this offering and possible asset sales, as well as use of cash flow from operations.

     The capital markets term facility presently expires on March 5, 2002. We currently plan to retire that facility prior to that date. At our option and so long as no default or event of default has occurred or is continuing, at any time after January 1, 2002 we may extend the capital markets term facility for an additional 180 days. Upon thirty days prior written notice, we may also extend the 364-day revolving facility for an additional one year, at which time the principal amount outstanding would be converted to a term loan. The capital markets term facility margins will be subject to a 1% increase for the first month following the earlier of a downgrade in our index debt rating or the capital markets term facility actually remaining outstanding past its initial maturity date, plus additional increases of 0.50% for each additional month thereafter.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our exposure to market risks is primarily limited to interest rate and foreign currency fluctuation risks. Our exposure to interest rate risk relates primarily to our debt portfolio. Our interest rate risk management objectives are to limit the effect of interest rate changes on earnings, cash flows and overall borrowing costs. To limit interest rate risk on borrowings, we maintain a percentage of fixed and variable debt within defined parameters. In managing the percentage of fixed versus variable rate debt, consideration is given to the interest rate environment and our forecasted cash flows. This policy limits exposure from rising interest rates and allows us to benefit during periods of falling rates. Our interest rate exposure is generally limited to our revolving credit facilities and amounts outstanding under our asset securitization program. Based on the amount of variable-rate long-term debt outstanding at September 30, 2001, a 1% increase in interest rates would result in additional interest expense of $4 million per year. In addition, we have an asset securitization program and other programs based on variable interest rates. A 1% increase in interest rates would result in additional charges of approximately $1 million per year under those programs.

     We manage exposures to changing foreign currency exchange rates principally through the purchase of put options on currencies and forward foreign exchange contracts. Put options are purchased to offset the exposure of foreign currency-denominated earnings to a depreciation in the value of the local currency to the U.S. dollar. Our primary foreign currency put option market exposure is the euro. Foreign subsidiaries also mitigate the risk of currency fluctuations on the cost of raw materials denominated in U.S. dollars through the purchase of dollars to cover the future payable.

     At September 30, 2001, $700 million remained outstanding under the credit facilities at interest rates based on LIBOR. At December 31, 2000, we had $195 million outstanding under similar arrangements. The increase in variable rate debt obligations increases our risk to changes in market interest rates. The $700 million outstanding at September 30, 2001 carried an average interest rate of 5.03% and matures as follows: $300 million in 2002, $142 million in 2003 and $258 million in 2006.

     In total, we have $154 million of fixed rate debt outstanding with an average interest rate of 7.5%, all maturing after 2006. The fair value of these debt securities approximated the carrying amount at September 30, 2001.

     In addition, in September 2001, we completed the acquisition of the dmc(2) Businesses. This acquisition increases our exposure to fluctuations in foreign currencies versus the U.S. dollar, particularly in Europe and Asia. At September 30, 2001, we had forward contracts to sell euros for U.S. dollars in a notational amount of $8 million at an average rate of $0.916/euro and outstanding put options to sell euros for U.S. dollars having a notational amount of $11 million and an average strike price of $0.89/euro. These forward and futures contracts have a net fair value of approximately $135,000.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but, instead, tested for impairment at least annually in accordance with the provisions of Statement 142. We have adopted certain provisions of Statements 141 and 142 as discussed in Note 10 to the condensed consolidated financial statements for the quarter ended September 30, 2001, incorporated by reference herein, and we are required to adopt the remaining provisions of Statements 141 and 142 effective January 1, 2002.

     At January 1, 2002, we expect to have unamortized goodwill of approximately $435 million, which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was approximately $6 million and $6 million for the year ended December 31, 2000, and the nine months ended September 30, 2001, respectively. We are currently studying the effects of adopting the remaining rules (which are effective January 1, 2002), including whether any transitional adjustments will be required.

     In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the remaining useful life of the related asset. Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss. Statement 143 is effective for fiscal years beginning after June 15, 2002. Management is evaluating the effect of this statement on our results of operations and financial position.

     In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective prospectively for fiscal years beginning after December 15, 2001. Statement No. 144 supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB No. 30 "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("Opinion 30") for the disposal of a segment of business (as previously defined under Opinion 30). The FASB issued Statement 144 to establish a single accounting model for long-lived assets to be disposed of by sale. Statement 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of an entity. Statement 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell. We do not expect Statement 144 to have a material impact on our financial position or results of operations.

                                    BUSINESS

OVERVIEW

     We are a leading producer of a diverse array of performance materials sold to a broad range of manufacturers in approximately 30 markets throughout the world. Our products are classified as performance materials, rather than commodities, because they are formulated to perform specific and important functions both in the manufacturing processes and in the finished products of our customers. Our performance materials require a high degree of technical service on an individual customer basis. The value of these performance materials stems from the results and performance they achieve in actual use. In addition, our products are not sold in the high volume normally associated with commodity businesses. We apply certain core scientific expertise in organic chemistry, inorganic chemistry, polymer science and material science to develop coatings for ceramics and metal; materials for passive electronic components; pigments; enamels, pastes, and additives for the glass market; specialty plastic compounds and colors; and polymer additives.

     We have leading market positions in businesses that accounted for approximately 72% of our pro forma sales for the nine-month period ended September 30, 2001. For example, we are among the world's largest suppliers of ceramic glaze and color, porcelain enamel coatings, specialty colorants, powder coatings, and glass additives. We are a worldwide leader in the production of passive electronic materials, and we believe we are currently the only merchant manufacturer of all the primary components (electrodes, dielectrics, and termination pastes) of multi-layer capacitors. We hold a leading market position in North America for PVC specialty additives and modifiers.

     Our products are traditionally used in markets such as appliances, automotive, building and renovation, electronics, household furnishings, industrial products, pharmaceuticals, telecommunications and transportation. Our leading customers include major chemical companies, producers of multi-layer ceramic capacitors and manufacturers of tile, appliances and automobiles. Many customers, particularly in the appliance and automotive markets, purchase materials from more than one of our business units. Our customer base is also well-diversified both geographically and by end-market.

     The diversity of our products, customers, and end-markets serves to stabilize our ongoing financial results. After giving effect to the dmc(2) Acquisition, our pro forma revenues for the fiscal year ended 2000 and nine months ended September 30, 2001 would have been $1,993 million and $1,416 million, respectively.

ACQUISITION HISTORY

     Over the last four years, we have completed seven acquisitions, six of which have been fully integrated into our business. The acquired businesses have been highly complementary of our existing businesses, allowing us to realize synergies and generate strong cash flows from operations.

     In May 1998, we acquired the assets of Ningbo Powder Coatings Company Ltd., located in the People's Republic of China, which established our first manufacturing base in that country and allowed us to serve certain multi-national customers on a global basis. In March 1999, we acquired Advanced Polymer Compounding Company, a supplier of high-performance thermoplastic elastomers and engineering plastic compounds. This transaction served to add a niche, value-added product to our performance chemicals business. We then acquired TAM Ceramics Incorporated in July 1999. TAM is a supplier of dielectric powders for the electronics market and zircom-based ceramics powders for a variety of uses. This acquisition complemented our manufacturing and technology strengths in serving the passive electronic components market generally, and the multi-layer capacitors segment in particular.

     During the year 2000, we completed three acquisitions. In August 2000, we purchased the polymer modifiers business and related manufacturing facilities of Solutia Inc. The polymer modifiers business is a key global producer of specialty plasticizers and other modifiers used in the production of a variety of plastics. This acquisition was highly synergistic with our existing polymer additive business and provided that business with two manufacturing facilities in Europe and the accompanying distribution channel for all the business products in the European community. In November 2000, we acquired Pfanstiehl Laboratories, which produces a broad range of fine chemicals including advanced pharmaceutical intermediates, active pharmaceutical ingredients, high potency compounds and dietary supplements, and food and cosmetic additives. The Pfanstiehl acquisition complemented our existing capabilities in fine chemicals and greatly strengthened our product offering to the pharmaceutical market. In December 2000, we purchased EMCA-Remex from National Starch and Chemical Company. EMCA-Remex specializes in the production of thick film pastes for hybrid microelectronics and was highly synergistic with our electronic materials business.

     On September 7, 2001, we purchased the dmc(2) Businesses for approximately $525 million in cash. To finance the dmc(2) Acquisition, replace our existing credit facilities and provide for ongoing working capital, we entered into new unsecured credit facilities providing for an aggregate of $860 million in commitments. The proceeds from this offering will be used to repay a portion of that indebtedness.

     The dmc(2) Businesses produce materials for passive electronic components; organic and inorganic pigments and colors for ceramics, plastic, and glass; enamels, pastes, and additives for the glass market; and ceramic coatings for structural ceramics and sanitaryware. The dmc(2) Businesses products are manufactured in 15 countries around the world and are used primarily in markets we traditionally serve.

     The dmc(2) Acquisition expands our geographic reach and enhances our product capabilities in three core businesses:

     - Electronic Materials -- The dmc(2) Acquisition more than doubles the sales of our electronic materials business and adds critical metals technology and manufacturing capabilities to this business, including manufacturing facilities in Europe and Japan (the largest electronics manufacturing market in the world);

     - Specialty Colors -- The dmc(2) Acquisition strengthens our technology and competitive presence in our high-margin specialty colors business; and

     - Tile Coatings -- The dmc(2) Acquisition complements our manufacturing capabilities in the tile business and broadens our presence in Asia and Southern Europe.

     In addition, the dmc(2) Acquisition provides an opportunity to realize significant manufacturing and operating efficiencies and cost savings by eliminating duplicate facilities, reducing overhead and capitalizing on raw material sourcing synergies.

PRODUCTS AND MARKETS

     Many end-product companies, interested in outsourcing the production of complex, high-valued chemicals, turn to us for fast response and technical skills in producing a variety of chemicals. We are able to meet these needs through our diverse product offering, technical expertise, and global reach.

     As described below, we have two financial reporting segments: Coatings and Performance Chemicals.

COATINGS SEGMENT

     The following table outlines the key business units in our Coatings segment, its products, and key markets served.

-----------------------------------------------------------------------------------------------------
BUSINESS UNITS                               PRODUCTS                          KEY MARKETS
--------------                               --------                          -----------
Tile Coatings                    Ceramic glaze coatings, ceramic    Tile, sanitaryware, industrial
                                 colors, decorative materials,      and commercial machinery,
                                 kiln furniture, grinding media,    electronics, transportation
                                 structural ceramics                equipment, telecommunications
Specialty Colors                 Inorganic pigments, forehearth     Paint and plastics, glass
                                 color, glass decorating enamels,   packaging, tableware, fine china,
                                 specialty glazes                   roof tile, appliances,
                                                                    automotive, architectural
Electronic Materials             Electronic and specialty glasses,  Electronics, telecommunications, ceramic dielectric powders, thick  computers, automotive, ophthalmic
                                 film pastes and tapes, surface     lenses/precision optics, military
                                 finishing compounds                and defense aerospace
Industrial Coatings              Powder coatings, porcelain enamel  Appliances, cookware,
                                 coatings                           sanitaryware, architectural,
                                                                    automotive, industrial

--------------------------------------------------------------------------------

     Tile Coatings. We believe we are one of the world's leading suppliers of ceramic glaze coatings to manufacturers of ceramics, from floor/wall tile to sanitaryware, and we are also a major supplier of kiln furniture, grinding media, and structural ceramics to more than 30 markets throughout the world. We offer a complete line of frits, glazes and colors, including frits for single, fast-fire and third-fire tile production.

     As a leading worldwide resource in ceramics, we continuously develop new products to meet customer needs. Not only can we provide products customers need, we also offer technology, expertise and manufacturing know-how in the form of customer support. Through our Ceramic Design and Development Center (located in the world tile capitals of Spain and Italy), we pull together the resources customers need. These experienced specialists work with customers at any point in the initial design phase through actual tile production.

     Specialty Colors. Our performance pigments and colors business makes and markets worldwide a broad line of mixed metal oxide pigments for use in plastic packaging, PVC products such as vinyl siding, engineering plastics for the automotive and electronic markets and industrial paints and coatings for a wide variety of end uses ranging from farm and industrial equipment to coil coating. We have also developed a wide range of formulations for food packaging according to Food & Drug Administration regulations, which only allow selected pigment types to be used in food contact applications.

     We are a global supplier of decorative colors, precious metals preparations, highly fusible special coatings for ceramics surfaces, and inorganic pigments for coloring plastic and ceramics. Specialty pigments and colorants are produced for the dinnerware, paint, and plastic markets. Our business is a global leader in products for ceramic decoration of tableware and art ceramics, using lead- and cadmium-free technology, computer based color separation systems, and UV curable color pastes. The pigments and special coatings unit is a supplier of stains for tableware and art ceramics and a supplier to the U.S. plastics/coatings market.

     Our worldwide glass systems business supplies a complete portfolio of products to the glass market for coloration both in (forehearth coloration) and on (surface decoration) the glass. Our colors add value to a wide range of consumer, technical and industrial glass products in the container, automotive and flat glass market segments. Our products are tailored to meet the specific demands of our customers in each market segment, including automotive, appliance, architectural, tableware, giftware, lighting, and container (cosmetic, food and beverage).

     Electronic Materials. Our electronic materials business develops, manufactures, and markets high purity powders, pastes, and tapes for many electronic applications, including multi-layer ceramic capacitors, hybrid microelectronics, polishing materials, surge protection and photovoltaic materials. In the dmc(2) Acquisition, we acquired key metals technologies and manufacturing facilities in Europe and Japan (the largest market for electronics manufacturing in the world). We believe this added geographic diversity significantly strengthens our manufacturing capabilities that were previously highly concentrated in the United States.

     Our electronic and specialty glass products are used in military, aerospace, semiconductors, electronics, dental and biomedical, and other technical applications. We also offer a broad line of dielectrics, terminations, electrodes, and binders for multi-layer capacitors and other passive electronic components. Our electronic ceramics and surface finishing materials include oxides of aluminum, cerium, tin, and zirconium for grinding or polishing silicon wafers and a wide range of glasses used in electronic applications, as well as stone, plastic, and metal products. Our microcircuit and specialty thick film materials are used in the production of a number of advanced electronic devices and packages.

     Our multi-layer materials product line provides dielectric and metal powders and pastes to the growing multi-layer capacitor, or MLC, market. We are a supplier of all three MLC components: conductive (inner electrode), non-conductive (dielectrics) and termination powders and pastes. MLCs are primarily designed for use where small physical size with comparatively large electrical capacitance and high insulation resistance are required.

     We have recently expanded our electrode paste manufacturing and have developed a new line of metal pastes for the MLC market for use in base metal electronics MLC's to reduce costs.

     Industrial Coatings. Our industrial coatings group manufactures both porcelain enamel and powder coatings. These materials are used in the appliance, automotive and general industrial markets. With a strong position in both the appliance and automotive markets, we are expanding into the general industrial market as more metal product manufacturers convert to the use of powder coatings for their finishing needs.

     We are a leading supplier of porcelain enamel worldwide. Porcelain enamel has long been used as an ultimate quality, highly durable and sanitary finish on large and small appliances, cookware and grills, as well as sanitaryware, water heaters, building panels, signage, and chemical storage vessels.

     We are also one of the world's largest producers of thermoset powder coatings. We believe we have one of the world's largest manufacturing facilities and have been providing customer driven solutions for over 20 years. We believe we have a strong position in all three market segments and we are expanding our capability to provide quick color matches and small batch orders.

PERFORMANCE CHEMICALS SEGMENT

     The following table outlines the key business units in our Performance Chemicals segment, their products, and key markets served.
--------------------------------------------------------------------------------

BUSINESS UNITS                               PRODUCTS                          KEY MARKETS
--------------                               --------                          -----------
Polymer Additives                Heat and light stabilizers,        Household furnishings,
                                 plasticizers                       automotive, industrial,
                                                                    architectural, construction
Performance and Fine Chemicals   Pharmaceutical intermediates,      Electronics, pharmaceutical,
                                 active pharmaceutical              agriculture, polymers
                                 ingredients, high potency
                                 compounds, dietary supplements,
                                 food and cosmetic additives,
                                 petroleum additives.
Plastic Colorants                Color concentrates/masterbatch,    Appliances, automotive,
                                 gelcoats, liquid and paste color   packaging, recreation, boats, RVs
                                 dispersions                        and trucks, sanitaryware,
                                                                    swimming pools, architectural,
                                                                    industrial
Filled and Reinforced Plastics   Filled and reinforced              Appliances, automotive, household
                                 thermoplastics, polyolefin         furnishings, recreation,
                                 alloys, thermoplastic              industrial, lawn and garden
                                 elastomers/process melt            equipment

--------------------------------------------------------------------------------

     Polymer Additives. Our polymer additives, which improve the characteristics or processing of plastics, include heat and light stabilizers, specialty and epoxy plasticizers, and plastics lubricants.

     Performance and Fine Chemicals. Our performance and fine chemicals are used in specialty resins, plasticizers, pharmaceutical and agricultural chemicals, detergents and antioxidants. We also provide major chemical manufacturers with custom synthesis for the production of complex, high-valued chemicals.

     Plastic Colorants. Our plastic color concentrates, gelcoats and liquid and paste color dispersions are used to enhance the appearance of plastic parts and components in appliances, automobiles, household furnishings, packaging applications, and a host of recreational products from sports equipment to toys. We provide solutions in material selection and formulation and assistance with part and mold design, process molding, and mold flaws.

     Filled and Reinforced Plastics. Our filled and reinforced plastics, which are specially formulated compounds, consisting of polypropylene and other resins, are used in a wide variety of applications in the automotive, appliance, household furnishings, and leisure products markets.

RAW MATERIALS

     Raw materials widely used in our businesses include resins, thermoplastic polymers, cobalt oxide, zinc oxide, zircon sand, borates, porcelain, silica, steric acid, tallow and titanium dioxide. Other important raw materials include silver, copper and precious metals. Over the past two years, the prices of silver and copper have been generally stable or declining. The price of precious metals can fluctuate greatly. Precious metal cost fluctuations are generally passed through to customers, however, we do have some exposure to cost fluctuation for precious metals held in inventory.

     We have a broad supplier base and, in most instances, alternative sources of raw materials are available if problems arise with a particular supplier. We maintain comprehensive supplier agreements for our strategic and critical raw materials. In addition, the magnitude of our purchases provides for significant leverage in negotiating favorable conditions for long-term supplier contracts.

EMPLOYEES

     We employ approximately 10,000 full-time employees, and roughly half of these employees work in our foreign subsidiaries and affiliates. Approximately 23% of our domestic workforce is covered by labor agreements.

RESEARCH AND DEVELOPMENT

     A substantial number of our employees are involved in research and development activities relating to new and existing products, services and techniques required by the ever-changing markets of our customers. Laboratories are located at each of our major subsidiaries around the world where technical efforts are applied to meet customer and market needs of the particular geographical area. In the United States, laboratories are maintained in each of our divisions. In addition, corporate research and development activity is located in the Cleveland area. Our research staff is organized by major business group. We also operate central design and development labs in Italy and Spain to serve the tile market worldwide.

     Expenditures for research and development activities relating to the development or significant improvement of new and/or existing products, services and techniques for Ferro excluding the dmc(2) Businesses were approximately $30 million in 2000, $31 million in 1999 and $29 million in 1998. Expenditures for individual customer requests for research and development were not material. We do not anticipate research and development expenditures to increase significantly with the integration of the dmc(2) Businesses.

LEGAL PROCEEDINGS

     See Note 6 to our condensed consolidated financial statements for the quarter ended September 30, 2001, incorporated by reference in this prospectus supplement. In addition to the matters discussed therein, there are also pending against us various other lawsuits and claims. In the opinion of management, the ultimate liabilities resulting from such other lawsuits and claims will not materially affect our consolidated financial position or results of operations or liquidity.

ENVIRONMENTAL MATTERS

     Our manufacturing facilities, like those of our market generally, are subject to numerous laws and regulations implemented to protect the environment, particularly with respect to plant wastes and emissions. We believe we are in compliance with the environmental regulations to which our operations are subject and that, to the extent we may not be in compliance with such regulations, non-compliance has not had a materially adverse effect on our operations. Our policy of compliance has required a continuous management effort and significant expenditures.

     We authorized $9 million in capital expenditures for environmental control in 2000, and our best estimate of what we expected capital expenditures for environmental control to be in 2001 and 2002, prior to the dmc(2) Acquisition, was $6 million and $3 million, respectively. We are currently evaluating the need for such expenditures in respect of the dmc(2) Businesses. We do not expect such expenditures to be material.

     For additional information on environmental matters, see Note 6 to our condensed consolidated financial statements for the quarter ended September 30, 2001 incorporated by reference in this prospectus supplement.

FOREIGN OPERATIONS

     Our products are produced and distributed in foreign as well as domestic markets. We commenced our international operations in 1927. During 2000, taking into account the dmc(2) Businesses, sales to customers outside of the U.S. and Canada would have accounted for 49% of our sales. Financial information about our domestic and foreign operations is set forth in Note 12 to our consolidated financial statements for the year ended December 31, 2000 and Note 7 to our condensed consolidated financial statements for the quarter ended September 30, 2001 incorporated by reference in this prospectus supplement.

     Wholly-owned subsidiaries operate manufacturing facilities in Argentina, Australia, Belgium, Brazil, the United Kingdom, France, Germany, the Netherlands, Japan, Italy, Mexico, Portugal, Spain and Thailand. Partially-owned subsidiaries manufacture in Argentina, China, Indonesia, Italy, Spain, South Korea, Taiwan, Thailand, Turkey and Venezuela.

     We received technical service fees and/or royalties from many of our foreign subsidiaries. Historically, as a matter of corporate policy, the foreign subsidiaries have been expected to remit a portion of their annual earnings to the parent as dividends. To the extent earnings of foreign subsidiaries are not remitted to us, those earnings are intended to be indefinitely re-invested in those subsidiaries.

PROPERTIES

     Our corporate headquarters offices are located at 1000 Lakeside Avenue, Cleveland, Ohio. Other corporate facilities, located in Independence, Ohio, are owned. The business segments in which manufacturing plants are used and the locations of the principal manufacturing plants we own in the United States are as follows:

     Coatings -- Cleveland, Ohio; Nashville, Tennessee; Pittsburgh, Pennsylvania; Washington, Pennsylvania, Toccoa, Georgia; Orrville, Ohio; Shreve, Ohio; Penn Yan, New York; East Liverpool, Ohio; Crooksville, Ohio; Niagara Falls, New York; and South Plainfield, New Jersey.

     Performance Chemicals -- Walton Hills, Ohio; Hammond, Indiana; Baton Rouge, Louisiana; Waukegan, Illinois; Bridgeport, New Jersey; Carpentersville, Illinois; Plymouth, Indiana; Evansville, Indiana; Stryker, Ohio; Edison, New Jersey and South Plainfield, New Jersey.

     In addition, we lease manufacturing facilities in Cleveland, Ohio (Performance Chemicals); Galion, Ohio (Coatings), Fort Worth, Texas (Performance Chemicals); Vista, California (Coatings); Montgomeryville, Pennsylvania (Coatings); and Carpentersville, Illinois (Performance Chemicals).

     Outside the United States, we own manufacturing plants in Argentina, Australia, Brazil, Belgium, France, Germany, Indonesia, Italy, Mexico, the Netherlands, Spain, Taiwan, Thailand, Turkey and the United Kingdom. We or our subsidiaries lease manufacturing plants in Brazil, China, Italy, Japan, Germany, the Netherlands and Portugal. In many instances, the manufacturing facilities outside of the United States are used in multiple business segments.

                            DESCRIPTION OF THE NOTES

GENERAL

     We will issue the notes under an indenture, dated as of March 25, 1998 (as supplemented, the "Indenture"), between the company and J.P. Morgan Trust Company, National Association, the successor in interest to Chase Manhattan Trust Company, National Association as trustee (the "Trustee"). The notes are initially being offered in the principal amount of $150 million. We may, without the consent of the holders, increase such principal amount in the future on the same terms and conditions and with the same CUSIP numbers as the notes being offered hereby. We will issue the notes only in fully registered form in denominations of $1,000 and integral multiples thereof. The notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company and, except as described under "Book-Entry, Delivery and Form," will not be issued in certificated form.

     The notes will be our general unsecured obligations and will rank equally and ratably with our other unsecured and unsubordinated indebtedness. However, the notes will be effectively subordinated to all of our secured indebtedness. As of September 30, 2001, after giving pro forma effect to the dmc(2) Acquisition and the additional borrowings and application of the net proceeds of the offering as described under "Use of Proceeds," we would have had less than $30 million aggregate principal amount of secured indebtedness outstanding. As described under "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources," under certain circumstances we will be obligated to secure our outstanding senior bank debt, of which $700 million was outstanding as of September 30, 2001, and our other senior debt (including the notes offered hereby).

     The Indenture does not limit the amount of debt securities we may issue. We may issue debt securities under the Indenture from time to time in one or more series. The notes will constitute a separate series of debt securities under the Indenture.

     Since our operations are partially conducted through subsidiaries, the cash flow and consequent ability to service debt, including our notes, are partially dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon other payments of funds by those subsidiaries to, us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make funds available for such payments, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory and contractual restrictions, are contingent upon the earnings of those subsidiaries, and are subject to various business considerations.

     Any right of Ferro to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the resulting right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Ferro is itself recognized as a creditor of such subsidiary, in which case our claims would be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

     The Indenture does not contain covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence.

     We do not intend to apply for the listing of the notes on a national securities exchange or quotation system.

     We expect that interests in the global notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in these interests will therefore be required by DTC to settle in immediately available funds.

     We have summarized selected provisions of the Indenture below. The summary is not complete, and you should read the "Description of Debt Securities" in the accompanying prospectus. Copies of the

Indenture are available to prospective purchasers of the notes upon request made to the underwriters. You should read the Indenture for provisions that may be important to you. Capitalized words that are not defined have the meanings assigned to them in the Indenture.

     The notes are subject to defeasance under the conditions described in the accompanying prospectus and the Indenture.

INTEREST AND MATURITY

     We will pay interest on the notes at the rate of      % per year from
          , 2001. Interest will be payable semi-annually on each           and
          (the "Interest Payment Dates"), beginning on           , 2002, to the
persons in whose names the notes are registered at the close of business on
          or           (the "Record Dates"), as the case may be, before any
Interest Payment Date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months and will be payable at the corporate trust office or agency of the Trustee in New York, New York or Cleveland, Ohio; provided that, at our option, interest payments may be made by checks mailed to the registered holders of the notes.

     The notes will mature on           , 2008 (the "Maturity Date"). The notes
will not be entitled to the benefit of any sinking fund or mandatory redemption provisions. The principal of the notes will be payable on the Maturity Date at the corporate trust office or agency of the Trustee in New York, New York or Cleveland, Ohio.

     Any interest or principal payment required to be made on a day that is not a Business Day (as defined below) need not be made on such day, but may be made on the following Business Day, and no additional interest will accrue as a result of such delayed payment. "Business Day" means any day, other than a Saturday or a Sunday, that is not a day on which banking institutions in New York, New York and Cleveland, Ohio are authorized or obligated by law or executive order to close.

REDEMPTION AT THE OPTION OF THE COMPANY

     We may, at our option, redeem the notes in whole at any time or in part from time to time on any date (a "Redemption Date"), at a redemption price equal to the greater of the following amounts:

     - 100% of the principal amount of the notes to be redeemed, and

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes (exclusive of interest accrued to such Redemption Date) discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the
       Treasury Rate plus      basis points,

plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such Redemption Date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date will be payable to the holders of such notes, registered as such at the close of business on the relevant Regular Record Date, according to the terms and the provisions of the Indenture.

     "Treasury Rate" means, with respect to any Redemption Date for the notes,
(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or
(ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (as expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means with respect to any Redemption Date for the notes (i) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee is provided with fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means Credit Suisse First Boston or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the company.

     "Reference Treasury Dealer" means: (i) Credit Suisse First Boston and its successor; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the company will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with the company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time, on the third Business Day preceding such Redemption Date.

     Notice of any redemption by us will be mailed at least 30 days but not more than 60 days before any Redemption Date to each holder of notes to be redeemed. If less than all the notes are to be redeemed at our option, the Trustee shall select, in such manner as it deems fair and appropriate, the notes to be redeemed in whole or in part. Unless we default in payment of the redemption price, on or after any Redemption Date interest will cease to accrue on the notes or portions thereof called for redemption.

CONCERNING THE TRUSTEE

     The Trustee under the Indenture is J.P. Morgan Trust Company, National Association, the successor in interest to Chase Manhattan Trust Company, National Association. The Trustee may perform services for us in the ordinary course of business. Under the Indenture, the Trustee is required to transmit annual reports to all holders regarding its eligibility and qualifications as Trustee under the Indenture and certain related matters.

GOVERNING LAW

     The Indenture provides that it and the notes are to be governed by and construed in accordance with the laws of the State of New York, except to the extent the Trust Indenture Act otherwise applies.

BOOK-ENTRY, DELIVERY AND FORM

     We will issue the notes offered under this prospectus supplement as "global notes" in fully registered form. The global notes will be deposited on the issue date with The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

     Except as set forth below, the global notes may be transferred in whole, and not in part, solely to another nominee of DTC or a successor to DTC or its nominee. All interests in the global notes may be subject to the procedures and requirements of DTC.

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

     The description of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. Neither we nor the underwriters takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

     DTC has advised us that it is (1) a limited purpose trust company organized under the laws of the State of New York, (2) a "banking organization" within the meaning of the New York Banking Law, (3) a member of the Federal Reserve System,
(4) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended and (5) a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934 (the "Exchange Act"). DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's participants include securities brokers and dealers, including the underwriters, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies, referred to as "indirect participants," that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

     Pursuant to procedures established by DTC, upon deposit of each of the global notes, DTC will credit the accounts of participants designated by the underwriters with an interest in the global notes. Ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of participants, and the records of participants and the indirect participants, with respect to the interests of persons other than participants.

     The laws of some jurisdictions may require that some types of purchasers of notes take physical delivery of the notes in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global security to these persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global security to pledge or transfer the interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of the interest, may be affected by the lack of a physical definitive security in respect of the interest.

     So long as DTC or its nominee is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have notes represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the Indenture. Accordingly, each holder owning a beneficial interest in a global security must rely on the procedures of DTC and, if the holder is not a participant or an indirect participant, on the procedures of the participant through which the holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global security.

     We understand that under existing market practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global security desires to take any action that DTC, as the holder of such global security, is entitled to take, DTC would authorize the participants to take the action and the participants would authorize holders owning through the participants to take the action or would otherwise act upon the instruction of the holders. Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

     Payments with respect to the principal of, and premium, if any, additional interest, if any, and interest on, any notes represented by a global security registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global security representing the notes under the indenture. Under the terms of the Indenture, we may treat, and the Trustee may treat, the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payment on the notes and for any and all other purposes whatsoever. Accordingly, neither we nor the Trustee has or will have any responsibility or liability for the payment of these amounts to owners of beneficial interests in the global security, including principal, premium, if any, additional interest, if any, and interest. Payments by the participants and the indirect participants to the owners of beneficial interests in the global notes will be governed by standing instructions and customary market practice and will be the responsibility of the participants or the indirect participants and DTC.

     Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

ISSUANCE OF CERTIFICATED NOTES

     If (1) we notify the Trustee in writing that DTC is no longer willing or able to act as a depositary or clearing system for the notes or DTC ceases to be registered as a clearing agency under the Exchange Act, and a successor depositary or clearing system is not appointed within 90 days of this notice or cessation, (2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture or (3) upon the occurrence and continuation of an event of default under the indenture, then, upon surrender by DTC of the global notes, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes. Upon any such issuance, the Trustee is required to register the certificated notes in the name of the person or persons or the nominee of any of these persons and cause the same to be delivered to these persons.

     Neither we nor the Trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement, dated December   , 2001, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston is acting as representative, the following respective principal amounts of the notes.

                                                               PRINCIPAL
                        UNDERWRITER                              AMOUNT
                        -----------                           ------------
Credit Suisse First Boston Corporation......................  $   ,000,000
NatCity Investments, Inc. ..................................  $   ,000,000
Tokyo-Mitsubishi International plc..........................  $   ,000,000
                                                              ------------
Total.......................................................  $150,000,000
                                                              ============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the notes may be terminated.

     All sales of the notes in the United States will be made through U.S. registered broker/dealers.

     The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling
group members at that price less a selling concession of   % of the principal
amount per note. The underwriters and selling group members may allow a discount
of   % of the principal amount per note on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

     We estimate that our out of pocket expenses (excluding underwriting
discounts and commissions) for this offering will be approximately $     .

     The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We intend to use the net proceeds from the sale of the notes to repay a portion of the borrowings under the capital markets term facility under our existing credit facilities entered into in connection with the dmc(2) Acquisition. Credit Suisse First Boston, National City Bank (an affiliate of NatCity Investments, Inc.) and The Bank of Tokyo-Mitsubishi, Ltd. (an affiliate of Tokyo-Mitsubishi International plc) act as agents and lenders under our existing credit facilities and will receive a portion of the net proceeds of the offering. Credit Suisse First Boston, National City Bank and The Bank of Tokyo-Mitsubishi, Ltd. received customary fees for the underwriting of new loans and for serving as lenders under our existing facilities. The offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. We are in compliance with the terms of our existing credit facilities. The decision of the underwriters to distribute the notes was not influenced by their respective affiliates that act as agents and lenders under our existing credit facilities and those affiliates had no involvement in determining whether or when to distribute the notes under this offering or the terms of this offering. The underwriters will not receive any benefit from this offering other than the underwriting discounts and commissions as paid by us.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

     - Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

     By purchasing notes in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
      (i) the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,
      (ii) where required by law, that the purchaser is purchasing as principal and not as an agent, and
     (iii) the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement contains a misrepresentation. Such a purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If such a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the notes offered hereby will be passed upon for us by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio. Certain legal matters in connection with the offering of the notes will be passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois and New York, New York.

                                   PROSPECTUS

                                  $300,000,000

                               FERRO CORPORATION

                                Debt Securities

     Ferro Corporation (the "Company") may offer from time to time unsecured debt securities (the "Debt Securities") consisting of debentures, notes and/or other evidences of indebtedness, which may be either senior or subordinated. The Debt Securities may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). The general terms and conditions of the Debt Securities are described under "Description of Debt Securities" in this Prospectus.

     The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable and without limitation, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), ranking as senior or subordinated debt, authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms of redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Common Stock, Preferred Stock or other Company securities, additional covenants and any initial public offering price.

     The Debt Securities may be offered by the Company directly to one or more purchasers, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Debt Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such class or series of Debt Securities.

                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is December 11, 2001

     No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and any accompanying Prospectus Supplement in connection with the offering described herein and therein, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or by any underwriter, dealer or agent. Neither this Prospectus nor any Prospectus Supplement shall constitute an offer to sell or a solicitation of an offer to buy any securities offered hereunder in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation or sale in such jurisdiction. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder implies that there has been no change in the affairs of the Company at any time subsequent to the date hereof or that the information herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the Securities and Exchange Commission ("SEC") at the SEC's public reference rooms at the following locations:

Public Reference Room                  Chicago Regional Office
450 Fifth Street, N.W                  Citicorp Center
Room 1024                              500 West Madison Street, Suite 1400
Washington, D.C. 20549                 Chicago, Illinois 60661-2511

     Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings also are available to the public at the SEC's web site at http://www.sec.gov and at the public reference room of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed on the New York Stock Exchange.

     We have filed with the SEC a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Debt Securities, reference is made to the Registration Statement. Statements contained therein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof. Each such statement in the Prospectus is qualified in all respects by such reference. The Registration Statement may be inspected, without charge, at the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20459, and copies thereof may also be obtained from the SEC upon the payment of prescribed fees.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     We are "incorporating by reference" information into this Prospectus. This means we are disclosing important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this Prospectus.

     Any information we incorporate by reference that we filed prior to the date of this Prospectus or the applicable Prospectus Supplement will be modified or superceded for purposes of this Prospectus or the applicable Prospectus Supplement to the extent that information contained in this Prospectus or the applicable Prospectus Supplement (including information we subsequently file with the SEC that we also incorporate by reference) modifies or supercedes such information. Except to the extent modified or superceded, any such information will not be considered part of this Prospectus or the applicable Prospectus Supplement. Information that we file with the SEC after the date of this Prospectus or the applicable Prospectus Supplement will automatically modify and supersede the information included or incorporated by reference in this Prospectus or the applicable Prospectus Supplement to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference our future filings with the SEC under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we consummate the offering of the Debt Securities. We also incorporate by reference our:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001(as amended);

     - Proxy Statement for the 2001 Annual Meeting of Shareholders;

     - Current Report on Form 8-K filed September 21, 2001;

     - Current Report on Form 8-K/A filed November 23, 2001; and

     - Current Report on Form 8-K/A-2 filed December 10, 2001.

     We maintain an Internet site at http://www.ferro.com. The information contained at our Internet site is not incorporated by reference in this Prospectus, and you should not consider it a part of this Prospectus.

     Any statement made in this Prospectus or the applicable Prospectus Supplement concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this Prospectus or the applicable Prospectus Supplement at no cost by writing to or telephoning us at the address and telephone number given below. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

     For copies of the documents incorporated by reference into this Prospectus or the applicable Prospectus Supplement, the indenture, or other agreements referred to in this Prospectus or the applicable Prospectus Supplement, you should direct your request to:

                          Director, Investor Relations
                               Ferro Corporation
                              1000 Lakeside Avenue
                             Cleveland, Ohio 44114
                            Telephone (216) 641-8580

                                  THE COMPANY

     We are a leading global producer of a diverse array of performance materials sold to a broad range of manufacturers in approximately 30 markets throughout the world. Our products are classified as performance materials, rather than commodities, because they are formulated to perform specific and important functions both in the manufacturing processes and in the finished products of our customers. Our performance materials require a high degree of technical service on an individual customer basis. The value of these performance materials stems from the results and performance they achieve in actual use. We apply certain core scientific expertise in organic chemistry, inorganic chemistry, polymer science and material science to develop coatings for ceramics and metal; materials for passive electronic components; pigments; enamels, pastes, and additives for the glass market; specialty plastic compounds and colors; and polymer additives.

     Our products are traditionally used in markets such as appliances, automotive, building and renovation, electronics, household furnishings, industrial products, pharmaceuticals, telecommunications and transportation. Our leading customers include major chemical companies, producers of multi-layer ceramic capacitors and manufacturers of tile, appliances and automobiles. Many customers, particularly in the appliance and automotive markets, purchase materials from more than one of our business units. Our customer base is also well-diversified both geographically and by end-market.

     Our principal executive offices are located at 1000 Lakeside Avenue, Cleveland, Ohio 44114, and our telephone number is (216) 641-8580.

                                USE OF PROCEEDS

     Except as otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include capital expenditures, acquisitions and reductions of other indebtedness of the Company. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                   YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                             -----------------------------------   -------------
                                             1996   1997   1998    1999    2000    2000    2001
                                             ----   ----   -----   -----   -----   -----   -----
Ratio of earnings to fixed charges(1)......  6.52x   --    6.85x   6.17x   5.13x   5.52x   2.95x

---------------

(1) The ratio of earnings to fixed charges has been calculated by dividing (i) income before income taxes plus fixed charges by (ii) fixed charges. Fixed charges are equal to interest expense (including amortization of deferred financing costs), plus the portion of rent expense estimated to represent interest. Earnings were insufficient to cover fixed charges by $49 million for the year ended December 31, 1997.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be our general unsecured obligations and will constitute either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"). The Debt Securities will be issued under one or more indentures, each dated as of the date of or a date prior to the issuance of the Debt Securities to which it relates. Senior Debt Securities and Subordinated Debt Securities may be issued under separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee ("Trustee"), in a form filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to collectively as the "Indentures" or individually as an "Indenture". The Indentures relating to the Debt Securities do not limit the amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series as from time to time authorized by the Company.

     The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "applicable Prospectus Supplement"). The following summaries under this heading relating to Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures, the Debt Securities and the applicable Prospectus Supplement.

     Capitalized terms used herein and not defined shall have the meanings assigned to them in the Indentures.

GENERAL

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of, premium, if any, and interest, if any, on the Debt Securities will be payable, and the transfer of Debt Securities will be registrable, at the office or agency to be maintained in Cleveland, Ohio and at any other office or agency we maintained for such purpose. The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

     The applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities and whether such Offered Debt Securities are to be Senior Debt Securities or Subordinated Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the price or prices (generally expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) the Person to whom any interest on the Offered Debt Securities shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates at which the Offered Debt Securities shall bear interest, if any, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for the interest payable on any Interest Payment Date; (7) the place or places where the principal of and any premium and interest on the Offered Debt Securities shall be payable; (8) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company; (9) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (10) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (11) the currency, currencies or currency units in which payment of the principal of and any premium and interest on any Offered Debt Securities shall be payable if other than the currency of the United States of America; (12) if the amount of payments of principal of or any premium or interest on any Offered Debt Securities may be determined with reference to an index or formula, the manner in which such amounts shall be determined; (13) if the principal of or any premium or interest on any Offered Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which the Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on the Offered Debt Securities as to which such election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (14) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof; (15) the applicability of the provisions described under "Defeasance and Covenant Defeasance"; (16) if the Offered Debt Securities will be issuable only in the form of a Book-Entry Security as described under "Book-Entry Debt Securities," the Depository or its nominee with respect to the Offered Debt Securities and the circumstances under which the Book-Entry Security may be registered for transfer or exchange or authenticated and delivered in the name of a Person other than the Depository or its nominee; and (17) any other terms of the Offered Debt Securities.

     The Debt Securities may be issued as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Debt Securities will be described in the applicable Prospectus Supplement. "Original Issue Discount Debt Securities" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. In addition, pursuant to regulations issued under the Internal Revenue Code (the "Regulations"), Debt Securities that have interest reset dates that would cause any accrual period to be longer than one year would be subject to the original issue discount rules of the Internal Revenue Code and the Regulations, whether or not such Debt Securities are Original Issue Discount Debt Securities.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Book-Entry Securities that will be deposited with a Depository or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Book-Entry Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Book-Entry Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Book-Entry Security may not be registered for transfer or exchange except as a whole by the Depository for such Book-Entry Security to a nominee of such Depository and except in the circumstances described in the Applicable Prospectus Supplement.

     The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Book-Entry Security will be described in the applicable Prospectus Supplement.

CERTAIN COVENANTS OF THE COMPANY

     Restrictions on Secured Debt and Limitations on Liens. If we or any Domestic Subsidiary incurs, issues, assumes or guarantees any debt secured by a Mortgage on any Principal Domestic Manufacturing Property or on any shares of stock or Debt of any Domestic Subsidiary, we will secure, or cause such Domestic Subsidiary to secure, the Debt Securities, and any of our other debt or debt of such Domestic Subsidiary which may be then outstanding and entitled to the benefit of a covenant similar in effect to this covenant, equally and ratably with (or prior to) such secured debt, unless after giving effect thereto the aggregate amount of all such secured debt together with all Attributable Debt of ours and our Domestic Subsidiaries in respect of sale and leaseback transactions involving Principal Domestic Manufacturing

Properties would not exceed 10% of our Consolidated Net Tangible Assets. For the purpose of providing such equal and ratable security, the principal amount of any series of Debt Securities issued with original issue discount shall be such portion of the principal amount as specified in the terms of that series that would be payable upon acceleration of the Maturity thereof at the time of such determination. This restriction will not apply to, and there shall be excluded in computing secured debt for the purpose of such restriction, debt secured by
(a) Mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time such corporation becomes a Domestic Subsidiary,
(b) Mortgages in favor of the Company or a Domestic Subsidiary, (c) Mortgages in favor of governmental bodies of the United States or any State or Puerto Rico or any other country or any political subdivision thereof to secure partial, progress or advance payments pursuant to any contract or statute, (d) Mortgages on property, shares of stock or debt, purchase money Mortgages and construction Mortgages existing at or incurred within 120 days of the time of acquisition thereof (including acquisition through merger or consolidation), (e) Mortgages securing obligations issued by a State, territory or possession of the United States, any political subdivision of any of the foregoing, or the District of Columbia, or any instrumentality of the foregoing to finance the acquisition or construction of property, and on which the interest is not includable in gross income of the holder under the Internal Revenue Code, and (f) certain extensions, renewals or replacements of Mortgages referred to in the foregoing clauses (a) through (e) inclusive. The Indentures will not restrict the incurrence of unsecured debt by the Company or its Subsidiaries.

     Restrictions on Sale and Leaseback Transactions. Neither we nor any Domestic Subsidiary may enter into any sale and leaseback transaction involving any Principal Domestic Manufacturing Property which has been or is to be sold or transferred, more than 120 days after the acquisition thereof or the completion of construction and commencement of full operations thereof, unless (a) we or such Domestic Subsidiary could create debt secured by a Mortgage on such property as described above under "Restrictions on Secured Debt and Limitations on Liens" in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities or (b) we, within 120 days, apply to the retirement of its Funded Debt which is pari passu (as defined in the Indentures) with the Debt Securities an amount equal to the greater of (i) the net proceeds of the sale of the Principal Domestic Manufacturing Property leased pursuant to such arrangement or
(ii) the fair market value of the Principal Domestic Manufacturing Property so leased (subject to credits for certain voluntary retirements of Funded Debt). This restriction will not apply to any sale and leaseback transaction (a) between us and a Domestic Subsidiary, between Domestic Subsidiaries, or between a Domestic Subsidiary and a Foreign Subsidiary, or (b) involving the taking back of a lease for a period of three years or less.

CERTAIN DEFINITIONS

     "Attributable Debt" means the total net amount of rent (discounted at the rate of 1% per annum over the weighted average Yield to Maturity of the outstanding Debt Securities compounded semi-annually) required to be paid during the remaining term of any lease.

     "Consolidated Net Tangible Assets" means the aggregate amount of all assets (after deducting intangible assets and the amount of all current liabilities) of the Company and its consolidated Subsidiaries.

     "Domestic Subsidiary" means a Subsidiary substantially all the fixed assets of which are located, or substantially all the business of which is carried on, within the United States, or which owns or leases any Principal Domestic Manufacturing Property, but such term excludes any Subsidiary the principal business of which is the financing or ownership of the operations of the Company or its Subsidiaries outside the United States (but such Subsidiary is excluded only so long as it neither owns nor leases any Principal Domestic Manufacturing Property).

     "Funded Debt" means indebtedness for money borrowed having a maturity at or being renewable or extendible to a date more than 12 months from the date of determination.

     "Mortgage" means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or similar encumbrance.

     "Principal Domestic Manufacturing Property" means any facility (together with the land on which it is erected and fixtures comprising a part thereof) used primarily for manufacturing, processing or warehousing of the Company's products and located in the United States, owned or leased by the Company or a Subsidiary and having a gross book value in excess of 1% of Consolidated Net Tangible Assets, other than any such facility or portion thereof (i) which is financed by certain governmental obligations the interest on which is excludable from gross income of the holder thereof pursuant to the provisions of Section 103(a) of the Internal Revenue Code or Section 745 of Title 48 of the United States Code or (ii) which in the opinion of the Board of Directors of the Company is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

     "Subsidiary" means a corporation more than 50% of the outstanding voting Stock of which is owned directly or indirectly by the Company and/or one or more Subsidiaries.

EVENTS OF DEFAULT

     Any one of the following events constitutes an Event of Default under the
Indentures:

      (i) failure to pay any interest on any Debt Security when due, continued for 30 days;

      (ii) failure to pay principal of or any premium on any Debt Security when due;

     (iii) failure to perform, or breach of any covenant or warranty of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of debt securities thereunder other than the Debt Securities) continued for 90 days after written notice as provided in the Indentures;

      (iv) or default under indebtedness for money borrowed in an aggregate principal amount exceeding $10,000,000 under an instrument to which the Company or any Domestic Subsidiary is a party as an obligor or by which either is bound, which default shall have resulted in such indebtedness becoming due and payable prior to the date on which it would otherwise be due and payable, without such default being cured or such indebtedness having been discharged within ten days after written notice as provided in the Indenture; or

      (v) certain events in bankruptcy, insolvency or reorganization of the Company.

     If any Event of Default with respect to the Debt Securities occurs and is continuing, either the Trustee or the holders of at least 25 percent in aggregate principal amount of the outstanding Debt Securities may declare the principal amount of all the Debt Securities to be due and payable immediately. At any time after a declaration of acceleration with respect to the Debt Securities has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of outstanding Debt Securities may, under certain circumstances, rescind and annul such acceleration. The Indentures provide that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the holders of a majority in aggregate principal amount of the outstanding Debt Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities. No holder of Debt Securities will have any right to institute any proceeding with respect to any Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25 percent in principal amount of the outstanding Debt Securities shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding

Debt Securities a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Debt Security for enforcement of payment of the principal of and premium, if any, or interest, if any, on such Debt Security on or after the respective due dates expressed in such Debt Security. We are required to furnish to the Trustee annually a statement as to the performance of certain of our obligations under the Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     We and the Trustee, with the consent of the holders of at least a majority of the principal amount of the outstanding Debt Securities issued under the Indentures, may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indentures or modifying the rights of the holders of the Debt Securities, except that no such supplemental indenture may, without the consent of the holder of each outstanding security affected by the supplemental indenture, among other things:

      (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

      (ii) reduce the principal amount of, or the premium, if any, or interest on, any Debt Security;

     (iii) change the place or currency of payment of principal of, premium, if any, or interest on, any Debt Security;

      (iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or after the stated maturity thereof (or in the case of redemption, on or after the Redemption Date); or

      (v) reduce the percentage in principal amount of outstanding Debt Securities, the consent of whose holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults.

     The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities may, on behalf of all holders of that series, waive compliance by the Company with certain restrictive provisions of the Indentures. The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities may, on behalf of all holders of Debt Securities, waive any past default under the Indentures, except a default in the payment of principal, premium or interest and in respect of a covenant or provision of the Indentures that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into any other Person or transfer or lease our assets substantially as an entirety to any Person and may not permit any Person to merge into or consolidate with us or transfer or lease its assets substantially as an entirety to us, unless:

      (i) any successor or purchaser is a corporation, partnership, or trust organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes our obligations on the notes under a supplemental Indenture,

      (ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing,

     (iii) if our properties or assets become subject to a Mortgage not permitted by the Indenture, we or such successor Person, as the case may be, take such steps as shall be necessary effectively to secure the notes equally and ratably with (or prior to) all indebtedness secured thereby, and

      (iv) we have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions.
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DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide that we, at our option, (a) will be discharged from any and all obligations in respect of the Debt Securities (except for certain obligations to register the transfer of or exchange of Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indentures, including those described under "Certain Covenants of the Company," and the occurrence of an event described in clause (iii) under "Events of Default" shall no longer be an Event of Default, in each case, if we deposit, in trust, with the Trustee money or U.S. government obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay all the principal of (and premium, if any) and interest on the Debt Securities on the dates such payments are due in accordance with the terms of the Debt Securities. Such a trust may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indentures shall have occurred and be continuing on the date of such deposit, (ii) such deposit will not cause the Trustee to have any conflicting interest with respect to our other securities, and (iii) we have delivered an opinion of counsel to the effect that the holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax in the same manner as if such defeasance had not occurred. In the event we omit to comply with our remaining obligations under the Indentures after a defeasance of the Indentures with respect to the Debt Securities as described under clause (b) above and the Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. government obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities at the time of the acceleration resulting from such Event of Default. However, we will remain liable in respect of such amounts.

PROVISIONS APPLICABLE TO SUBORDINATED DEBT SECURITIES

     The Subordinated Debt Securities will be subordinate and junior in right of payment, as set forth in the Subordinated Indenture, to the prior payment in full of all our Senior Indebtedness. "Senior Indebtedness" is defined in the Subordinated Indenture as the principal (including sinking fund payments) of, and premium, if any, and interest on any indebtedness, whether outstanding at the date of the Subordinated Indenture or thereafter created, incurred or assumed, which is for (a) money borrowed by the Company, (b) indebtedness of the Company evidenced by notes, debentures, bonds, securities or other instruments of indebtedness for the payment of which the Company is responsible or liable, by guarantees or otherwise, (c) obligations of the Company evidencing the purchase price for acquisitions by the Company or a subsidiary other than in the ordinary course of business, (d) money borrowed by others and assumed or guaranteed by the Company, (e) capitalized lease obligations of the Company, and
(f) renewals, extensions, refundings, amendments and modifications of any indebtedness, of the kind described in the foregoing clauses or of the instruments creating or evidencing such indebtedness, unless, in each case, by the terms of the instruments evidencing such indebtedness or such renewal, extension, refunding, amendment or modification, it is provided that such indebtedness is not senior in rights of payment to the Subordinated Debt Securities.

     In the event of any distribution of assets of the Company upon its dissolution, winding up, liquidation or reorganization, the holders of Senior Indebtedness shall first be paid in full in respect of principal, premium, if any, and interest before any such payments are made on account of the Subordinated Debt Securities. In addition, in the event that (a) Subordinated Debt Securities or any other debt securities issued under the Subordinated Indenture are declared due and payable because of an Event of Default (other than the circumstances described in the preceding sentence) or (b) any default by the Company has occurred and is continuing in the payment of principal, premium, if any, sinking funds or interest on any Senior Indebtedness, then no payment shall be made on account of principal, premium, if any, sinking funds or interest on the Subordinated Debt Securities until all such payments due in respect of such Senior Indebtedness shall have been paid in full.

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     By reason of such subordination, creditors of the Company who are holders of Senior Indebtedness may, subject to any subordination provisions that may be applicable to such creditors, recover more ratably than holders of the Subordinated Debt Securities.

     If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the most recent practicable date and any limitation on the issuance of additional Senior Indebtedness.

CONCERNING THE TRUSTEE

     The Trustee under each Indenture will be identified in the applicable Prospectus Supplement. The Trustee may perform services for the Company in the ordinary course of business.

     Under the Indentures, the Trustee is required to transmit annual reports to all holders regarding its eligibility and qualifications as Trustee under the Indentures and certain related matters.

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                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities to one or more underwriters for public offering and sale by them or may sell the Debt Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Debt Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Debt Securities upon the terms and conditions as will be set forth in the applicable Prospectus Supplement. In connection with the sale of the Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Debt Securities for whom they act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers for whom they act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Debt Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with whom delayed delivery contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. The applicable Prospectus Supplement will set forth the commission payable for solicitation of such offers.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Debt Securities to be offered hereby, including their legality, will be passed upon for the Company by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio. Mary Ann Jorgenson, Esq., a partner in such firm, is Secretary of the Company.

                                        10
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                                    EXPERTS

     The consolidated financial statements and schedule of Ferro Corporation and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The combined financial statements of the dmc(2) Businesses as of December 31, 2000 and 1999 and September 30, 1999, and for the year ended December 31, 2000, the three months ended December 31, 1999, and the year ended September 30, 1999, have been incorporated by reference herein in reliance upon the report of KPMG Deutsche Treuhand -- Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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